UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a16 OR 15d16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For February 28, 2024 Harmony Gold Mining Company Limited Randfontein Office Park Corner Main Reef Road and Ward Avenue Randfontein, 1759 South Africa (Address of principal executive offices) *- (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.) Form 20F ☒ Form 40F ☐ (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

SALIENT FEATURES (H1FY24 vs H1FY23^) Harmony Gold Mining Company Limited Incorporated in the Republic of South Africa Registration number: 1950/038232/06 JSE share code: HAR NYSE share code: HMY ISIN: ZAE000015228 (“Harmony” or “the company”) INTERIM RESULTS FY24* for the six-month period ended 31 December 2023 (H1FY24) • Safety continues to improve with group LTIFR1 at 5.19, from 5.38 per million hours worked • 226% increase in headline earnings per share to 956 SA cents (51 US cents) per share from 293 SA cents (17 US cents) per share • Record operating free cash flow, up 265% to R7 112 million (US$381 million) driven by operational excellence and higher recovered grades • A record interim dividend2,3 declared of 147 SA cents (7.61 US cents) per share • 11% increase in underground recovered grades to 6.29g/t from 5.68g/t • 5% decrease in group all-in sustaining costs (AISC) to R843 043/kg (US$1 403/oz) from R890 048/kg (US$1 598/oz) • 35% increase in group revenue to R31 415 million (US$1 681 million) from R23 259 million (US$1 343 million) • 14% increase in total gold production to 25 889kg (832 349oz) from 22 809kg (733 325oz) • 30% increase in production from Mponeng as a result of improved underground recovered grades • Mponeng extension project approved, extending mine life from 7 to 20 years and increasing margins • Hidden Valley generated operating free cash flow of R1 769 million (US$95 million), due to excellent recovered grades, compared to -R69 million (-US$4 million) • 18% increase in average gold price received to R1 141 424/kg (US$1 900/oz) from R963 464/kg (US$1 730/oz) • Strong, flexible balance sheet now in a net cash position of R74 million (US$4 million) • FY24 production, grade, cost and capital guidance remains unchanged MESSAGE FROM THE CHIEF EXECUTIVE OFFICER OVERVIEW Harmony delivered an exceptional set of results in H1FY24 on the back of improved safety and a strong operational performance. Quality mining practices and operational discipline have ensured that we have the necessary flexibility to maintain production at all our mines. The stellar results in this reporting period were a result of our ongoing investment in safety, higher quality ounces, a stable and predictable cost structure and operational excellence across the entire group. The strong partnerships we have with our stakeholders enable us to operate successfully. We are now well-positioned to take advantage of the strong gold price, enabling us to generate record operating free cash flows. Basic earnings per share increased by 221% to 956 SA cents (51 US cents) compared to 298 SA cents (17 US cents) per share in the previous reporting period. Headline earnings per share increased by 226% to 956 SA cents (51 US cents) per share compared to 293 SA cents (17 US cents) per share in H1FY23. Harmony’s dividend policy is to pay a return of 20% of net free cash generated4 to shareholders at the discretion of the board of directors. Therefore, we are pleased to announce an interim dividend of 147 SA cents (7.61 US cents) per share for this reporting period, rewarding our shareholders alongside our investment in our portfolio. With our robust, flexible balance sheet and excellent cash-generation, Harmony remains well-positioned to continue growing its Mineral Reserves as we transition into a quality, global gold-copper producer. Safety remains our primary focus. Significant progress has been made and importantly, we are moving in the right direction. This journey requires daily commitment and we are confident we will ultimately achieve our goal of zero loss of life. We are embedding a proactive culture of safety and care at all levels through our ongoing Thibakotsi humanistic cultural transformation programme. Our lost time injury frequency rate (LTIFR) is trending lower and indicates the incredible amount of work we have put into improving safety throughout Harmony. Group LTIFR improved to 5.19 per million hours worked in H1FY24 from 5.38 per million hours worked in H1FY23, demonstrating that a safe mine is a productive mine. There is an abundance of opportunities within our portfolio. As leaders in the South African underground gold mining sector, we continue to convert these opportunities into value. We are allocating capital towards our high-grade underground assets, high-margin surface source operations and international copper projects as we grow our Mineral Reserves and deliver an improved return on capital. I am delighted to announce that we have received board approval to commence with the life-of-mine extension project at Mponeng in the West Wits region. Mponeng is an incredible mine with existing world- class infrastructure. It also has access to two excellent orebodies, both with exceptional grades. This major project will add 3.05Moz Mineral Reserves, over the life of the mine, delivering average expected steady state production of approximately 260 000oz per annum. Recovered grades will exceed 9g/t, resulting in an attractive real all-in sustaining cost (AISC) of R768 000/kg (US$1 290/oz) based * The condensed consolidated interim financial statements for the six months ended 31 December 2023 on pages 15 to 34 have been reviewed by our external auditors, Ernst & Young Inc. ^ The six-month period ended 31 December 2022 (H1FY23) 1 LTIFR – lost time injury frequency rate 2 See dividend notice on page 8 for the details 3 Illustrative equivalent based on the closing exchange rate of R19.31/US$1 as at 23 February 2024 4 Net free cash is defined as operating free cash flow after capital, interest, tax, corporate and other expenses OPERATIONAL EXCELLENCE DELIVERS RECORD OPERATING FREE CASH FLOWS AS HARMONY REMAINS ON TRACK TO MEET FULL-YEAR GUIDANCE MPONENG LIFE-OF-MINE EXTENSION APPROVED Johannesburg, South Africa. Wednesday, 28 February 2024. Harmony Gold Mining Company Limited (Harmony or the Company) is pleased to report our financial and operational results for H1FY24.

2 Harmony Gold Mining Company Limited | Interim results FY24 for the six-month period ended 31 December 2023 on current assumptions and estimates. The life of mine will be extended from 7 to 20 years, ensuring Mponeng remains a top performing asset in our portfolio until at least 2044. With substantial Mineral Resources of 24Moz, this is another example of how we continue to extend our production profile by converting Mineral Resources into Mineral Reserves. This project will have a significant positive social impact as the capital we allocate towards these quality ounces will ultimately benefit all our stakeholders. This is a perfect example of environment, social and governance (ESG) in action and embodies how Harmony creates long-term value for its shareholders and stakeholders. More details on this project are provided under the operational and financial results section below. Major projects currently in execution include the Moab Khotsong life-of-mine extension (Zaaiplaats), the Hidden Valley extension and the Mine Waste Solutions tailings surface facility extension (Kareerand), all of which are on track. Harmony's integrated approach to risk management ensures we proactively manage ongoing global supply chain and country-specific risks, thereby mitigating any potential negative impacts on safety and production. We did not experience any meaningful impact on production as a result of global geopolitical instability. However, we may benefit from a stronger gold price on the back of continued economic uncertainty globally. We are also continuously managing our electricity demand and implementing further energy-saving initiatives to ensure production is not negatively impacted by the ongoing energy supply risks in South Africa. We are pleased to announce that group production for this reporting period increased by 14% to 25 889kg (832 349oz) from 22 809kg (733 325oz) in H1FY23. This was mainly due to higher recovered grades at Mponeng, Moab Khotsong, Hidden Valley and Mine Waste Solutions. The South African underground operations delivered an 11% increase in underground recovered grade of 6.29g/t in H1FY24 from 5.68g/t in H1FY23. The primary contributor was Mponeng which saw recovered grades increase by 30% to 10.34g/t from 7.98g/t. Recovered grades at Hidden Valley increased by 78% to 1.78g/t from 1.00g/t. Gold revenue for this reporting period increased by 32% to R29 705 million (US$1 590 million) compared to R22 532 million (US$1 301 million) in H1FY23. This increase was mainly as a result of higher recovered grades and an 18% increase in the average gold price received to R1 141 424/kg (US$1 900/oz) from R963 464/kg (US$1 730/oz) in H1FY23. Group operating free cash flows increased by 265% to a record R7 112 million (US$381 million), driven mainly by the higher recovered grades and a higher average gold price received. Hidden Valley generated R1 769 million (US$95 million) in positive operating free cash flows compared to -R69 million (-US$4 million) utilisation in the previous reporting period. Our costs continue to be well-managed and we are pleased that our key cost metrics per unit continue to trend lower year-on-year – in both rand and US dollar terms. This is as a result of our diversified and lower-risk sources of production, higher recovered grades and higher by-product credits from silver and uranium. • Cash operating costs in H1FY24 decreased by 3% to R715 617/kg (US$1 191/oz) from R738 788/kg (US$1 327/oz) • AISC decreased by 5% to R843 043/kg (US$1 403/oz) from R890 048/kg (US$1 598/oz) • All-in costs (AIC) decreased by 3% to R903 619/kg (US$1 504/oz) from R931 736/kg (US$1 673/oz) Silver production from Hidden Valley increased by 74% to 64 383kg (2 069 963oz), from 37 101kg (1 192 813oz) in H1FY23. The average silver price received also increased by 26% to R14 153/kg (US$23.56/oz), from R11 235/kg (US$18.70/oz) in H1FY23. As a result, we generated R935 million (US$50 million) in silver revenue in H1FY24 compared to R428 million (US$23 million) in the comparable reporting period. Uranium production for this reporting period increased by 37% to 139 715kg (308 018lb) from 101 897kg (224 644lb) in H1FY23. Uranium sold increased by 272% to 160 118kg (353 000lb) from 43 091kg (95 000lb). Year-on-year, the average uranium price received increased by 45% to US$65.95/lb from US$45.57/lb, resulting in uranium revenue of R435 million (US$23 million) compared to R81 million (US$4 million) in the previous reporting period. Uranium is a by-product from the gold extraction process at Moab Khotsong. We are exploring opportunities to source further value from the uranium in our portfolio. Effective capital allocation remains key to delivering positive total shareholder returns, growing our reserves and operating sustainably. Our capital allocation framework aims to balance our growth aspirations alongside shareholder returns to create long-term value. Therefore, it is critical that we continue investing in our business. Group capital expenditure for H1FY24 increased by 5% to R3 826 million (US$205 million) from R3 630 million (US$210 million) in H1FY23 to advance Zaaiplaats, the Moab Khotsong extension project and Kareerand, the Mine Waste Solutions extension project. We expect to deploy the majority of our forecast capital expenditure of R9 530 million (US$521 million)** during the remainder of FY24. With R9 840 million (US$538 million) in available headroom through cash and undrawn facilities, our balance sheet is strong and we are well positioned to execute on our project pipeline. We aim to keep our net debt to EBITDA below 1 times, but now have a net cash position of R74 million (US$4 million) as at the end of December 2023. MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued Note: ** This amount was converted using the forecast short-term exchange rate of R18.28. HEALTH AND SAFETY We are making good progress in our journey towards achieving our goal of zero loss-of-life. Our best-in-class humanistic culture transformation programme is changing the hearts and minds of our employees, ensuring a positive relationship with safety. The vast amounts of data we generate from over 9 million golden control data points is being used to proactively manage safety throughout Harmony. These efforts have made a meaningful difference towards ensuring our employees return home safely after work every day. There are also various healthcare initiatives to ensure we maintain a healthy and engaged workforce. Mental wellness and the prevention of work-related illness remain of critical importance. It is therefore with much sadness and regret that three of our colleagues lost their lives in mine-related incidents in H1FY24 and one colleague in January (Q3FY24), which falls outside of this reporting period. We pay our deepest respects and send our condolences to the families and loved ones of the following colleagues: • Mlandelwa Zide (scraper winch operator at Tshepong North) • Amahle Nodangala (rock drill operator at Kusasalethu) • Luvuyo Sangeni (development team member at Kusasalethu) • Santos Ernesto Uenzane (mine overseer at Mponeng) For the South African operations, LTIFR improved to 5.40 per million hours worked in H1FY24 compared to 5.74 in H1FY23. The loss-of-life injury frequency rate was 0.07 per million hours worked in H1FY24 compared to 0.07 in H1FY23. Hidden Valley’s LTIFR for the reporting period increased to 0.69 per million hours worked from zero in H1FY23.

3 Harmony Gold Mining Company Limited | Interim results FY24 for the six-month period ended 31 December 2023 Some of the notable safety milestones achieved in H1FY24 included: • 2 million loss-of-life free shifts achieved at Tshepong South (810 days), Doornkop (643 days) and Moab Khotsong (431 days) • Seven out of nine Harmony underground operations achieved over 1 million loss-of-life free shifts SUSTAINABILITY Sustainability and ethical mining is integral to our operating model at Harmony. We continue to receive positive external recognition for our embedded approach to sustainability and transparency. Harmony has once again been included in the FTSE4Good Index. Our inclusion in the Bloomberg Gender-Equality Index for five consecutive years demonstrates we foster gender diversity and inclusivity, and treat all our employees fairly, without bias or prejudice of any kind. The Company again achieved a score of ‘A’ from the CDP for our best practice water management strategy in 2023. Phase 1 of our renewable energy programme is fully integrated into our operations, generating 30MW in renewable solar energy in the Free State. Phase 2 of our renewable programme consists of two phases, namely 2A and 2B, which will add a further 137MW of photovoltaic solar power. In Phase 2A, we will build a 100MW solar plant at Moab Khotsong using the R1.5 billion (US$80 million) green loan with construction now expected to commence in early 2025 financial year (FY25). Planning is underway for Phase 2B which will deliver an additional 37MW in solar renewable energy through a power purchase agreement. More information is available in our FY23 ESG and TCFD reports that are available on our website at www.harmony.co.za. OPERATIONAL AND FINANCIAL RESULTS FOR H1FY24 (COMPARED TO H1FY23) Our gold and gold equivalents come from a diverse range of sources, ensuring an overall positive contribution to our strategy of safe, profitable ounces and improving margins. Our investment in high-grade mines and high-margin surface source operations is delivering as planned. Our operations are grouped into four business areas, and are discussed below. 1. South African underground operations: high-grade Our high-grade mines, Mponeng and Moab Khotsong, delivered another excellent operational performance, driven mainly by the improvement in underground recovered grades. Production for H1FY24 increased by 21% to 8 045kg (258 652oz) compared to 6 631kg (213 191oz) in H1FY23. At Mponeng, underground recovered grades increased by 30% to 10.34g/t in H1FY24 from 7.98g/t in H1FY23. This resulted in a 30% increase in gold production to 4 499kg (144 646oz) from 3 473kg (111 659oz) in H1FY23. The high recovered grades at Mponeng will continue for the remainder of the financial year as we mine through the high-grade areas as planned. We continue to see excellent development grades at this quality asset. As part of the acquisition of Mponeng and related assets in October 2020, it was agreed that the purchase price would comprise various elements including a US$200 million cash payment, the assumption of prescribed liabilities and two deferred considerations. The deferred components of the agreement are: 1. US$260/oz payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in excess of 250 000 ounces per calendar year for six years (commencing 1 January 2021) 2. US$20/oz in relation to underground production sourced within the West Wits mineral rights below the datum of infrastructure that existed on or before closing of the transaction, if it is developed Production at Mponeng in the 2023 calendar year was 272 487oz. This was more than 250 000oz as per the first deferred consideration. Therefore an amount of R108 million relating to the deferred consideration liability has been classified as current and will be paid to the previous owner. At Moab Khotsong, underground recovered grades increased by 20% to 8.00g/t from 6.69g/t in H1FY23. Production therefore increased by 12% to 3 546kg (114 006 oz) from 3 158kg (101 532 oz) in the previous reporting period. AISC for our high-grade operations decreased by 7% to R754 758/kg (US$1 256/oz) in H1FY24 from R814 011/kg (US$1 462/oz) in H1FY23. Operating free cash flow from these two mines increased threefold to R3 181 million (US$170 million) in H1FY24 from R1 043 million (US$60 million) in H1FY23. Operating free cash flow margins increased to 34% from 16% in the previous reporting period, mainly due to the improved underground recovered grades and increased production at these operations along with the higher average gold price received. Zaaiplaats, the Moab Khotsong extension project, is progressing well. Development of the decline has started and we have commenced with semi-mechanised development and face drilling with trackless mobile machines to mitigate any further delays. Mponeng life-of-mine extension project Studies to determine the feasibility of extending Mponeng's life-of-mine and the pillar extraction at TauTona have now been completed. Mponeng is a world-class mine with two excellent, well-defined orebodies, namely the Carbon Leader Reef and Ventersdorp Contact Reef. With average face grades over 14g/t and recovered grades in excess of 9g/t, this mine will continue operating as one of our lowest cost per unit operations. First gold from this project is expected after four years while average steady state production is envisaged to be approximately 8 200kg or 264 000oz per annum. Due to the high grades, this mine will have an attractive real AISC of R768 000/kg (US$1 290/oz) based on current assumptions and estimates. The capital intensity is low with capital expenditure of R7.9 billion required over the life of the project. As result, we estimate an additional R1 billion (US$54 million) in capital expenditure from FY25 once this project commences. This project will be internally funded through Mponeng's excess operating free cash flows. Mponeng's mine life extension has been designed in a manner that takes every element of ESG into account, especially safety and health. Not only will our people and communities benefit, but it will allow us to invest more in renewable energy, surface retreatment and water in the region. The Mponeng extension project is part of our DNA and an example of how sustainable mining creates long-term value for all. Not only will it create jobs and sustain employment, it will nurture and develop skills while benefiting our host communities and suppliers. This project secures the mine as one of the strongest contributors to group operating free cash flows and demonstrates our commitment to invest in high-grade underground mines. MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued

4 Harmony Gold Mining Company Limited | Interim results FY24 for the six-month period ended 31 December 2023 MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued 2. South African underground operations: optimised Our South African optimised operations comprise Tshepong North, Tshepong South, Joel, Target 1, Masimong, Doornkop and Kusasalethu. These operations delivered a steady operating performance in H1FY24 driven mainly by Tshepong North, Tshepong South and Kusasalethu on the back of higher underground recovered grades. Production in H1FY24 from these operations was down 2% year-on-year at 10 307kg (331 378oz) compared to 10 548kg (339 125oz). Average underground recovered grades at these operations increased to 5.05g/t in H1FY24 from 4.98g/t in the previous reporting period. The AISC for the South African underground optimised operations increased by 12% to R1 027 718/kg (US$1 711/oz) in H1FY24 from R915 392/kg (US$1 645/oz) in H1FY23. This increase was mainly due to the optimisation project at Target 1, lower-than-planned underground recovered grades at Doornkop and general inflationary cost increases. Operating free cash flows from these operations increased by 71% to R1 361 million (US$73 million) from R796 million (US$47 million) in the previous reporting period. The optimisation project at Target 1 is now complete. Margins and profitability at Target 1 are expected to improve in the fourth quarter of the 2024 financial year, on the back of higher volumes and lower costs. 3. South African surface operations H1FY24 production from surface sources, which include Mine Waste Solutions, Phoenix, Central Plant Reclamation, Savuka tailings, the rock dumps and Kalgold, increased by 24% to 4 526kg (145 514oz) from 3 647kg (117 254oz). This was mainly due to improvements in recovered grades from the reclamation sites and recovery efficiencies at Mine Waste Solutions and a solid performance from Kalgold. Recovered grades at Mine Waste Solutions increased by 43% to 0.167g/t from 0.117g/t in H1FY23. South African surface operations' AISC for H1FY24 decreased by 10% to R711 421/kg (US$1 184/oz) compared to R790 355/kg (US$1 419/oz) in the previous reporting period. Mine Waste Solutions' AISC in H1FY24 decreased by 15% to R607 176/kg (US$1 011/oz) from R716 154 (US$1 286/oz) in H1FY23. This was our lowest cost operation per unit. Despite the major project underway at Mine Waste Solutions, the surface source business generated operating free cash flows of R802 million (US$43 million) in H1FY24 compared to R160 million (US$9 million) in the previous reporting period. R792 million (US$42 million) in major capital was deployed at Mine Waste Solutions for the Kareerand tailings extension project in this reporting period. This project is progressing as planned. Deposition in Phase 1 of the Kareerand extension is scheduled to begin towards the end of this calendar year. The project is anticipated to be completed in FY25. Harmony’s subsidiary, Chemwes, the owner of Mine Waste Solutions has a contract with Franco-Nevada Barbados (Franco-Nevada) where Franco- Nevada is entitled to receive 25% of all the gold produced through Mine Waste Solutions. Currently we are selling this gold at approximately $450/oz. Once this contract ends in FY25, approximately 25 000 ounces will be available for sale at prevailing gold prices. This will result in a significant unlock of operating free cash flows at Mine Waste Solutions. 4. International Hidden Valley Hidden Valley's gold production in H1FY24 increased by 52% to 3 011kg (96 805oz) against 1 983kg (63 755oz) in H1FY23 due to higher recovered grades. Recovered grade in H1FY24 improved by 78% to 1.78g/t from 1.00g/t in the comparable reporting period as we mined through the high-grade areas at Kaveroi and Big Red. As planned, recovered grades at Hidden Valley will be lower for the remainder of FY24 as mining of the high-grade Big Red lode is now complete. AISC for H1FY24 decreased by 46% to R646 287/kg (US$1 072/oz), from R1 204 686/kg (US$2 162/oz), due to the higher recovered grades and the weakening of the rand against major currencies. Hidden Valley generated R1 769 million (US$95 million) in operating free cash flows in this reporting period compared to -R69 million (-US$4 million) utilisation in H1FY23. The Hidden Valley extension project is progressing well, with additional studies on mine life extension, including the Kerimenge heap leach project, underway. Wafi-Golpu Project Negotiations are continuing between Harmony, our joint venture partner Newmont Corporation and the Papua New Guinea Government regarding the terms of a Mining Development Contract (which is required for a Special Mining Lease). Harmony remains committed to permitting this Tier 1 copper-gold asset. Eva Copper Project The feasibility study update for the Eva Copper project in Queensland, Australia, is continuing as planned. During the second quarter, an additional 20 166 metres were drilled with positive drilling outcomes continuing to grow the project's resource base. Renewable energy options, consisting of a hybrid mix of solar, battery and longer-term wind, are being evaluated as the preferred power solution for the project. Study outcomes will require amendments to the existing environmental permits which are in place. We are proactively engaging with the Queensland Government about these environmental permit amendments. Cost management Total cash operating costs increased by 10% to R18 527 million (US$992 million) from R16 851 million (US$973 million) in H1FY23. This increase was in line with plan and mainly due to annual inflationary increases. The main drivers during the reporting period were: • Electricity costs for South Africa, which increased by 19% to R3 724 million (US$199 million) from R3 132 million (US$181 million) • South African labour costs which increased by 9% to R7 803 million (US$418 million) from R7 128 million (US$412 million) due to annual increases and incentives • Royalties for South African operations, which increased by 266% to R534 million (US$29 million) from R146 million (US$8 million) due to the improved profitability at our operations However, due to the increase in total production, cash operating costs per unit decreased by 3% to R715 617/kg (US$1 191/oz) from R738 788/kg (US$1 327/oz) in H1FY23. Derivatives and hedging We continue to maintain our hedging strategy to protect the group against adverse commodity and currency market fluctuations, reducing our financial risk and supporting our capital and growth commitments. During the period under review, our gold hedge cover level remained stable at 20% of expected production over a 24-month period. The average hedge cover stood at R1 256 000/kg for our South African operations and US$2 122/oz for our Hidden Valley operation. Refer to notes 2 and 8 in the financial statements for details on the derivative programme.

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued

FY24 GROUP PRODUCTION, COST AND GRADE GUIDANCE

FY24 production guidance for the group remains unchanged at between 1 380 000 ounces to 1 480 000 ounces. FY24 AISC guidance also remains unchanged at less than R975 000/kg. Underground grade guidance remains unchanged at 5.60g/t to 5.75g/t. We anticipate annual production and grade to be at the upper end of guidance, while costs will remain well below the guided level.

LOOKING AHEAD

Through resilience, dedication and focus, we are improving our safety performance, driving operational excellence, increasing the quality of our ounces and delivering as promised. We have built a solid foundation that will enable Harmony to continue on this upwards trajectory.

While strong commodity prices have provided Harmony with good tailwinds, improved safety, good mining discipline and operational flexibility with a stable and a predictable cost structure remain fundamental to creating the long-term value expected by our stakeholders.

Harmony presents a substantial opportunity to invest in an exciting gold-copper story. This comes at an opportune time given the global transition towards a low-carbon economy. Eva Copper moves Harmony into a Tier 1 jurisdiction, while Wafi-Golpu is a Tier 1 copper-gold project. These projects will be truly transformative and we are committed to taking these projects up the value curve. With our portfolio of long-life assets and a strong project pipeline, Harmony has an exciting future and remains the employer and partner of choice.

As we grow, our capital allocation decisions are ranked and informed by risk-adjusted returns and our commitment to mining safely, sustainably and ethically. Extending the lives of our mines is therefore more than a commercial decision. Our projects deliver countless direct and indirect social benefits. Whether it is the jobs and skills we provide, the corporate taxes we pay or our substantial investment in renewable energy – sustainability is at the heart of what we do.

Harmony has again demonstrated that we are an excellent operator and a global gold mining leader. We will continue to use our skills and strong understanding of our orebodies to extract further value – wherever we operate.

As we continue mining with purpose, we would like to thank our shareholders and stakeholders for their ongoing support and confidence in the Harmony story.

Peter Steenkamp
Chief executive officer

OPERATING RESULTS

		Six months ended 31 December 2023	Six months ended 31 December 2022	% Change	Six months ended 30 June 2023	% change for six months ended June 2023 vs December 2023
Underground recovered grade	g/t	**6.29**	5.68	11	5.89	7
Gold price received	R/kg	**1 141 424**	963 464	18	1 103 957	3
	US$/oz	**1 900**	1 730	10	1 885	1
Gold produced total	kg	**25 889**	22 809	14	22 842	13
	oz	**832 349**	733 325	14	734 390	13
SA high-grade underground	kg	**8 045**	6 631	21	7 486	7
	oz	**258 652**	213 191	21	240 680	7
SA optimised underground	kg	**10 307**	10 548	(2)	9 093	13
	oz	**331 378**	339 125	(2)	292 349	13
SA surface operations	kg	**4 526**	3 647	24	3 876	17
	oz	**145 514**	117 254	24	124 618	17
International (Hidden Valley)	kg	**3 011**	1 983	52	2 387	26
	oz	**96 805**	63 755	52	76 743	26
Group cash operating costs	R/kg	**715 617**	738 788	3	732 484	2
	US$/oz	**1 191**	1 327	10	1 251	5
Group all-in sustaining costs (AISC)	R/kg	**843 043**	890 048	5	889 475	5
	US$/oz	**1 403**	1 598	12	1 519	8
Group all-in cost (AIC)	R/kg	**903 619**	931 736	3	946 482	5
	US$/oz	**1 504**	1 673	10	1 616	7
Group operating free cash flow	R million	**7 112**	1 949	265	4 082	74
	US$ million	**381**	113	237	224	70
Average exchange rate	R:US$	**18.68**	17.32	8	18.21	3

5 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

FINANCIAL RESULTS

		Six months ended 31 December 2023 (Reviewed)	Six months ended 31 December 2022 (Reviewed)	% Change
Basic earnings per share	SA cents	**956**	298	221
	US cents	**51**	17	200
Headline earnings	R million	**5 919**	1 804	228
	US$ million	**317**	104	205
Headline earnings per share	SA cents	**956**	293	226
	US cents	**51**	17	200

Please refer to our website for the full results presentation: https://www.harmony.co.za/investors/presentations-briefs/2024/

FORWARD-LOOKING STATEMENTS

This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the Russian invasion of Ukraine and subsequent sanctions; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; our ability to meet our environmental, social and corporate governance targets; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group's insurance coverage; any further downgrade of South Africa's credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts.

The foregoing factors and others described under "Risk Factors" in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf, are qualified by the cautionary statements herein.

The forward-looking financial information has not been reviewed and reported on by the company's auditors.

6 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

7 Harmony Gold Mining Company Limited | Interim results FY24 for the six-month period ended 31 December 2023 PAGE 1 Message from the chief executive officer 6 Forward-looking statements 7 Shareholder information 8 Notice of interim gross cash ordinary dividend no 94 9 Operating results – six monthly (Rand/Metric) 11 Operating results – six monthly (US$/Imperial) 13 Independent auditor's review report 15 Condensed consolidated income statement (Rand) 16 Condensed consolidated statement of comprehensive income (Rand) 16 Condensed consolidated statement of changes in equity (Rand) 17 Condensed consolidated balance sheet (Rand) 18 Condensed consolidated cash flow statement (Rand) 19 Notes to the condensed consolidated financial statements 33 Segment report (Rand/Metric) 35 Condensed consolidated income statement (US$) 36 Condensed consolidated statement of comprehensive income (US$) 36 Condensed consolidated statement of changes in equity (US$) 37 Condensed consolidated balance sheet (US$) 38 Condensed consolidated cash flow statement (US$) 39 Segment report (US$/Imperial) 41 Development results – Metric and Imperial 43 Competent person's declaration 43 Directorate and administration PAGE CONTENTS Issued ordinary share capital 31 December 2023 619 982 888 Issued ordinary share capital 30 June 2023 618 071 972 MARKET CAPITALISATION As at 31 December 2023 (ZARm) 74 144 As at 31 December 2023 (US$m) 4 054 As at 30 June 2023 (ZARm) 48 982 As at 30 June 2023 (US$m) 2 593 HARMONY ORDINARY SHARES AND ADR PRICES 12-month high (1 January 2023 – 31 December 2023) for ordinary shares (ZAR) 119.59 12-month low (1 January 2023 – 31 December 2023) for ordinary shares (ZAR) 54.97 12-month high (1 January 2023 – 31 December 2023) for ADRs (US$) 6.36 12-month low (1 January 2023 – 31 December 2023) for ADRs (US$) 2.95 FREE FLOAT 100% American Depositary Receipt ("ADR") RATIO 1:1 SHAREHOLDER INFORMATION JSE LIMITED HAR Average daily volume for the year (1 January 2023 – 31 December 2023) 2 363 680 Average daily volume for the previous year (1 January 2022 – 31 December 2022) 2 619 096 NEW YORK STOCK EXCHANGE HMY Average daily volume for the year (1 January 2023 – 31 December 2023) 4 071 947 Average daily volume for the previous year (1 January 2022 – 31 December 2022) 6 272 602 INVESTORS' CALENDAR H1FY24 results presentation 28 February 2024

8 Harmony Gold Mining Company Limited | Interim results FY24 for the six-month period ended 31 December 2023 NOTICE OF INTERIM GROSS CASH ORDINARY DIVIDEND NO 94 Our dividend declaration for the six months ended 31 December 2023 is as follows: Declaration of interim gross cash ordinary dividend no. 94 The Board has approved, and notice is hereby given, that a interim gross cash dividend of 147 SA cents (7.61264 US cents*) per ordinary share in respect of the six months ended 31 December 2023, has been declared payable to the registered shareholders of Harmony on Monday, 15 April 2024. In accordance with paragraphs 11.17(a)(i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed: • The dividend has been declared out of income reserves; • The local Dividend Withholding Tax rate is 20%; • The gross local dividend amount is 147.00000 SA cents (7.61264 US cents*) per ordinary share for shareholders exempt from the Dividend Withholding Tax; • The net local dividend amount is 117.60000 SA cents per ordinary share for shareholders liable to pay the Dividend Withholding Tax; • Harmony currently has 619 982 888 ordinary shares in issue (which includes 47 381 treasury shares); and • Harmony’s income tax reference number is 9240/012/60/0. A dividend No. 94 of 147.00000 SA cents (7.61264 US cents*) per ordinary share, being the dividend for the six months ended 31 December 2023, has been declared payable on Monday, 15 April 2024 to those shareholders recorded in the share register of the company at the close of business on Friday, 12 April 2024. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 5 April 2024. Dividends received by non-resident shareholders will be exempt from income tax in terms of section 10(1)(k)(i) of the Income Tax Act. The dividends withholding tax rate is 20%, accordingly, any dividend will be subject to dividend withholding tax levied at a rate of 20%, unless the rate is reduced in terms of any applicable agreement for the avoidance of double taxation (DTA) between South Africa and the country of residence of the shareholder. Should dividend withholding tax be withheld at a rate of 20%, the net dividend amount due to non-resident shareholders is 117.60000 SA cents per share. A reduced dividend withholding rate in terms of the applicable DTA may only be relied on if the non-resident shareholder has provided the following forms to their CSDP or broker, as the case may be in respect of uncertificated shares or the company, in respect of certificated shares: (a) a declaration that the dividend is subject to a reduced rate as a result of the application of a DTA; and (b) a written undertaking to inform the CSDP or broker, as the case may be, should the circumstances affecting the reduced rate change or the beneficial owner cease to be the beneficial owner, both in the form prescribed by the Commissioner for the South African Revenue Service. Non-resident shareholders are advised to contact their CSDP or broker, as the case may be, to arrange for the abovementioned documents to be submitted prior to the payment of the distribution if such documents have not already been submitted. In compliance with the requirements of Strate Proprietary Limited (Strate) and the JSE Listings Requirements, the salient dates for payment of the dividend are as follows: Last date to trade ordinary shares cum-dividend is Tuesday, 9 April 2024 Ordinary shares trade ex-dividend Wednesday, 10 April 2024 Record date Friday, 12 April 2024 Payment date Monday, 15 April 2024 No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 10 April 2024 and Friday, 12 April 2024 both dates inclusive, nor may any transfers between registers take place during this period. On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders' bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by Harmony until suitable mandates are received to electronically transfer dividends to such shareholders. Dividends in respect of dematerialised shareholdings will be credited to such shareholders' accounts with the relevant Central Securities Depository Participant (CSDP) or broker. The holders of American Depositary Receipts (ADRs) should confirm dividend details with the depository bank. Assuming an exchange rate of R19.31/US$1* the dividend payable on an ADR is equivalent to 7.61264 US cents for ADR holders before dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. * Based on an exchange rate of R19.31/US$1 at 23 February 2024. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

OPERATING RESULTS – SIX MONTHLY (RAND/METRIC)

			SOUTH AFRICA										
			UNDERGROUND PRODUCTION										
		Six months ended	Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	Bambanani*	TOTAL UNDER-GROUND
Ore milled	t'000	**Dec-23**	**443**	**435**	**384**	**248**	**433**	**208**	**236**	**286**	**246**	**—**	**2 919**
		Dec-22	472	435	409	269	451	230	195	331	235	—	3 027
Yield	g/tonne	**Dec-23**	**8.00**	**10.34**	**4.72**	**7.27**	**4.36**	**4.60**	**3.96**	**6.81**	**3.92**	**—**	**6.29**
		Dec-22	6.69	7.98	4.36	6.63	5.18	4.53	3.51	5.50	4.65	—	5.68
Gold produced	kg	**Dec-23**	**3 546**	**4 499**	**1 812**	**1 802**	**1 889**	**957**	**934**	**1 948**	**965**	**—**	**18 352**
		Dec-22	3 158	3 473	1 784	1 784	2 338	1 043	684	1 822	1 093	—	17 179
Gold sold	kg	**Dec-23**	**3 594**	**4 566**	**1 771**	**1 762**	**1 952**	**935**	**934**	**1 977**	**944**	**—**	**18 435**
		Dec-22	3 304	3 550	1 814	1 805	2 393	1 057	682	1 864	1 109	19	17 597
Gold price received	R/kg	**Dec-23**	**1 153 549**	**1 155 287**	**1 153 566**	**1 153 131**	**1 157 021**	**1 152 718**	**1 152 412**	**1 154 895**	**1 153 905**	**—**	**1 154 372**
		Dec-22	975 178	971 039	974 153	974 198	973 570	975 102	977 487	975 375	974 946	962 579	973 996
Gold revenue[1]	R'000	**Dec-23**	**4 145 855**	**5 275 040**	**2 042 965**	**2 031 817**	**2 258 505**	**1 077 791**	**1 076 353**	**2 283 228**	**1 089 286**	**—**	**21 280 840**
		Dec-22	3 221 987	3 447 190	1 767 113	1 758 427	2 329 754	1 030 683	666 646	1 818 099	1 081 215	18 289	17 139 403
Cash operating cost (net of by-product credits)	R'000	**Dec-23**	**2 297 087**	**2 926 663**	**1 466 842**	**1 325 546**	**1 581 746**	**867 251**	**1 179 701**	**1 818 960**	**944 421**	**—**	**14 408 217**
		Dec-22	2 272 948	2 428 576	1 343 415	1 196 530	1 455 718	782 749	1 007 004	1 704 650	847 116	—	13 038 706
Inventory movement	R'000	**Dec-23**	**49 865**	**59 950**	**(39 538)**	**(38 296)**	**49 229**	**(19 619)**	**(2 255)**	**21 298**	**(22 183)**	**—**	**58 451**
		Dec-22	55 045	42 732	26 689	20 820	58 708	11 705	(4 761)	45 448	10 008	15 728	282 122
Operating costs	R'000	**Dec-23**	**2 346 952**	**2 986 613**	**1 427 304**	**1 287 250**	**1 630 975**	**847 632**	**1 177 446**	**1 840 258**	**922 238**	**—**	**14 466 668**
		Dec-22	2 327 993	2 471 308	1 370 104	1 217 350	1 514 426	794 454	1 002 243	1 750 098	857 124	15 728	13 320 828
Production profit	R'000	**Dec-23**	**1 798 903**	**2 288 427**	**615 661**	**744 567**	**627 530**	**230 159**	**(101 093)**	**442 970**	**167 048**	**—**	**6 814 172**
		Dec-22	893 994	975 882	397 009	541 077	815 328	236 229	(335 597)	68 001	224 091	2 561	3 818 575
Capital expenditure[2]	R'000	**Dec-23**	**608 144**	**408 110**	**257 381**	**254 105**	**343 976**	**109 303**	**214 373**	**115 538**	**19 789**	**—**	**2 330 719**
		Dec-22	543 919	380 429	275 617	239 386	349 503	119 778	203 698	110 002	20 392	—	2 242 724
Cash operating costs	R/kg	**Dec-23**	**647 797**	**650 514**	**809 515**	**735 597**	**837 346**	**906 218**	**1 263 063**	**933 758**	**978 675**	**—**	**785 103**
		Dec-22	719 743	699 273	753 035	670 701	622 634	750 478	1 472 228	935 593	775 038	—	758 991
Cash operating costs	R/tonne	**Dec-23**	**5 185**	**6 728**	**3 820**	**5 345**	**3 653**	**4 169**	**4 999**	**6 360**	**3 839**	**—**	**4 936**
		Dec-22	4 816	5 583	3 285	4 448	3 228	3 403	5 164	5 150	3 605	—	4 307
Cash operating cost and Capital	R/kg	**Dec-23**	**819 298**	**741 225**	**951 558**	**876 610**	**1 019 440**	**1 020 433**	**1 492 585**	**993 069**	**999 181**	**—**	**912 104**
		Dec-22	891 978	808 812	907 529	804 886	772 122	865 318	1 770 032	995 967	793 694	—	889 541
All-in sustaining cost	R/kg	**Dec-23**	**744 199**	**763 068**	**966 937**	**875 703**	**976 385**	**1 055 409**	**1 499 978**	**1 021 564**	**1 049 838**	**—**	**906 896**
		Dec-22	802 651	824 584	921 910	809 502	734 594	862 636	1 741 456	1 024 391	833 303	827 789	876 252
Operating free cash flow margin[3]	%	**Dec-23**	**30%**	**37%**	**16%**	**22%**	**15%**	**9%**	**(30)%**	**15%**	**11%**	**—%**	**21%**
		Dec-22	13%	19%	8%	18%	23%	12%	(82)%	—%	20%	100%	11%

**The Bambanani operation closed in June 2022.*

9 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

OPERATING RESULTS – SIX MONTHLY (RAND/METRIC) continued

			SOUTH AFRICA									
			SURFACE PRODUCTION									
		Six months ended	Mine Waste Solutions	Phoenix	Central plant reclamation	Savuka Tailings	Dumps[4]	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY
Ore milled/tailings processed	t'000	**Dec-23**	**11 422**	**3 028**	**1 993**	**2 000**	**1 964**	**787**	**21 194**	**24 113**	**1 695**	**25 808**
		Dec-22	12 052	3 162	2 021	1 952	2 065	670	21 922	24 949	1 992	26 941
Yield	g/tonne	**Dec-23**	**0.167**	**0.146**	**0.159**	**0.151**	**0.403**	**0.98**	**0.21**	**0.95**	**1.78**	**1.00**
		Dec-22	0.117	0.124	0.140	0.150	0.328	0.88	0.17	0.83	1.00	0.85
Gold produced	kg	**Dec-23**	**1 910**	**441**	**316**	**301**	**791**	**767**	**4 526**	**22 878**	**3 011**	**25 889**
		Dec-22	1 411	391	283	293	677	592	3 647	20 826	1 983	22 809
Gold sold	kg	**Dec-23**	**1 840**	**435**	**312**	**296**	**778**	**746**	**4 407**	**22 842**	**3 028**	**25 870**
		Dec-22	1 403	396	275	299	667	583	3 623	21 220	1 971	23 191
Gold price received	R/kg	**Dec-23**	**932 567**	**1 175 589**	**1 153 269**	**1 153 169**	**1 152 995**	**1 153 799**	**1 063 360**	**1 136 812**	**1 176 213**	**1 141 424**
		Dec-22	790 018	961 288	974 098	970 351	976 310	974 499	901 576	961 631	983 193	963 464
Gold revenue[1]	R'000	**Dec-23**	**1 892 598**	**511 381**	**359 820**	**341 338**	**897 030**	**860 734**	**4 862 901**	**26 143 741**	**3 561 573**	**29 705 314**
		Dec-22	1 296 779	380 670	267 877	290 135	651 199	568 133	3 454 793	20 594 196	1 937 874	22 532 070
Cash operating cost (net of by-product credits)	R'000	**Dec-23**	**1 029 762**	**269 892**	**180 466**	**181 366**	**674 095**	**527 450**	**2 863 031**	**17 271 248**	**1 255 355**	**18 526 603**
		Dec-22	924 378	253 231	163 305	154 592	681 067	438 608	2 615 181	15 653 887	1 197 119	16 851 006
Inventory movement	R'000	**Dec-23**	**(15 521)**	**(3 976)**	**(1 880)**	**(2 808)**	**(6 991)**	**(10 077)**	**(41 253)**	**17 198**	**21 591**	**38 789**
		Dec-22	(11 097)	1 639	(5 333)	2 871	(2 535)	(9 793)	(24 248)	257 874	8 020	265 894
Operating costs	R'000	**Dec-23**	**1 014 241**	**265 916**	**178 586**	**178 558**	**667 104**	**517 373**	**2 821 778**	**17 288 446**	**1 276 946**	**18 565 392**
		Dec-22	913 281	254 870	157 972	157 463	678 532	428 815	2 590 933	15 911 761	1 205 139	17 116 900
Production profit	R'000	**Dec-23**	**878 357**	**245 465**	**181 234**	**162 780**	**229 926**	**343 361**	**2 041 123**	**8 855 295**	**2 284 627**	**11 139 922**
		Dec-22	383 498	125 800	109 905	132 672	(27 333)	139 318	863 860	4 682 435	732 735	5 415 170
Capital expenditure[2]	R'000	**Dec-23**	**840 951**	**3 554**	**27 437**	**6 730**	**2 921**	**146 511**	**1 028 104**	**3 358 823**	**466 805**	**3 825 628**
		Dec-22	327 677	27 468	2 703	7 394	(975)	127 976	492 243	2 734 967	895 452	3 630 419
Cash operating costs	R/kg	**Dec-23**	**539 142**	**612 000**	**571 095**	**602 545**	**852 206**	**687 679**	**632 574**	**754 928**	**416 923**	**715 617**
		Dec-22	655 123	647 650	577 049	527 618	1 006 007	740 892	717 077	751 651	603 691	738 788
Cash operating costs	R/tonne	**Dec-23**	**90**	**89**	**91**	**91**	**343**	**670**	**135**	**716**	**741**	**718**
		Dec-22	77	80	81	79	330	655	119	627	601	625
Cash operating cost and Capital	R/kg	**Dec-23**	**979 431**	**620 059**	**657 921**	**624 904**	**855 899**	**878 698**	**859 729**	**901 743**	**571 956**	**863 387**
		Dec-22	887 353	717 900	586 601	552 853	1 004 567	957 068	852 049	882 976	1 055 255	897 954
All-in sustaining cost	R/kg	**Dec-23**	**607 176**	**628 433**	**665 073**	**625 973**	**861 215**	**913 997**	**711 421**	**869 124**	**646 287**	**843 043**
		Dec-22	716 154	714 171	589 934	551 361	1 015 828	979 818	790 355	860 823	1 204 686	890 048
Operating free cash flow margin[3]	%	**Dec-23**	**(9)%**	**47%**	**42%**	**45%**	**25%**	**22%**	**17%**	**21%**	**50%**	**24%**
		Dec-22	(13)%	26%	38%	44%	(4)%	1%	5%	10%	(4)%	9%

[1] Includes a non-cash consideration to Franco-Nevada (Dec-23: R176.674m, Dec-22: R188.384m) under Mine Waste Solutions, excluded from the gold price calculation.

[2] Excludes capital expenditure related to renewables (Dec-23: R14.204m, Dec-22: R0m).

[3] Excludes run of mine costs for Kalgold (Dec-23:R6.687m, Dec-22:R1.407m) and Hidden Valley (Dec-23:-R70.715m, Dec-22:R85.749m).

[4] Comparative disclosures for the Dumps have been adjusted to account for the change in toll treatment arrangements subsequent to December 2022.

10 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

OPERATING RESULTS – SIX MONTHLY (US$/IMPERIAL)

		Six months ended	SOUTH AFRICA										
			UNDERGROUND PRODUCTION										
			Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	Bambanani*	TOTAL UNDER-GROUND
Ore milled	t'000	**Dec-23**	**488**	**480**	**423**	**273**	**478**	**229**	**261**	**316**	**272**	**—**	**3 220**
		Dec-22	521	480	451	296	497	254	215	365	259	—	3 338
Yield	oz/ton	**Dec-23**	**0.234**	**0.301**	**0.138**	**0.212**	**0.127**	**0.134**	**0.115**	**0.198**	**0.114**	**—**	**0.183**
		Dec-22	0.195	0.233	0.127	0.194	0.151	0.132	0.102	0.160	0.136	—	0.165
Gold produced	oz	**Dec-23**	**114 006**	**144 646**	**58 257**	**57 935**	**60 732**	**30 769**	**30 029**	**62 630**	**31 026**	**—**	**590 030**
		Dec-22	101 532	111 659	57 357	57 357	75 168	33 533	21 991	58 579	35 140	—	552 316
Gold sold	oz	**Dec-23**	**115 550**	**146 800**	**56 939**	**56 649**	**62 758**	**30 061**	**30 029**	**63 561**	**30 350**	**—**	**592 697**
		Dec-22	106 226	114 135	58 321	58 032	76 937	33 984	21 927	59 929	35 655	611	565 757
Gold price received	$/oz	**Dec-23**	**1 920**	**1 923**	**1 920**	**1 920**	**1 926**	**1 919**	**1 918**	**1 923**	**1 921**	**—**	**1 922**
		Dec-22	1 751	1 744	1 749	1 750	1 748	1 751	1 755	1 752	1 751	1 728	1 749
Gold revenue[1]	$'000	**Dec-23**	**221 896**	**282 332**	**109 344**	**108 748**	**120 880**	**57 686**	**57 609**	**122 204**	**58 301**	**—**	**1 139 000**
		Dec-22	186 033	199 036	102 031	101 529	134 517	59 510	38 491	104 975	62 428	1 056	989 606
Cash operating cost (net of by-product credits)	$'000	**Dec-23**	**122 945**	**156 642**	**78 509**	**70 947**	**84 659**	**46 418**	**63 140**	**97 355**	**50 548**	**—**	**771 163**
		Dec-22	131 237	140 223	77 567	69 086	84 052	45 195	58 143	98 424	48 911	—	752 838
Inventory movement	$'000	**Dec-23**	**2 669**	**3 209**	**(2 116)**	**(2 050)**	**2 635**	**(1 050)**	**(121)**	**1 140**	**(1 187)**	**—**	**3 129**
		Dec-22	3 178	2 467	1 541	1 202	3 390	676	(275)	2 624	578	908	16 289
Operating costs	$'000	**Dec-23**	**125 614**	**159 851**	**76 393**	**68 897**	**87 294**	**45 368**	**63 019**	**98 495**	**49 361**	**—**	**774 292**
		Dec-22	134 415	142 690	79 108	70 288	87 442	45 871	57 868	101 048	49 489	908	769 127
Production profit	$'000	**Dec-23**	**96 282**	**122 481**	**32 951**	**39 851**	**33 586**	**12 318**	**(5 410)**	**23 709**	**8 940**	**—**	**364 708**
		Dec-22	51 618	56 346	22 923	31 241	47 075	13 639	(19 377)	3 927	12 939	148	220 479
Capital expenditure[2]	$'000	**Dec-23**	**32 550**	**21 843**	**13 775**	**13 600**	**18 411**	**5 850**	**11 473**	**6 184**	**1 059**	**—**	**124 745**
		Dec-22	31 405	21 967	15 914	13 822	20 179	6 915	11 761	6 351	1 178	—	129 492
Cash operating costs	$/oz	**Dec-23**	**1 078**	**1 083**	**1 348**	**1 225**	**1 394**	**1 509**	**2 103**	**1 554**	**1 629**	**—**	**1 307**
		Dec-22	1 293	1 256	1 352	1 204	1 118	1 348	2 644	1 680	1 392	—	1 363
Cash operating costs	$/t	**Dec-23**	**252**	**326**	**186**	**260**	**177**	**203**	**242**	**308**	**186**	**—**	**239**
		Dec-22	252	292	172	233	169	178	270	270	189	—	226
Cash operating cost and Capital	$/oz	**Dec-23**	**1 364**	**1 234**	**1 584**	**1 459**	**1 697**	**1 699**	**2 485**	**1 653**	**1 663**	**—**	**1 518**
		Dec-22	1 602	1 453	1 630	1 445	1 387	1 554	3 179	1 789	1 425	—	1 598
All-in sustaining cost	$/oz	**Dec-23**	**1 239**	**1 270**	**1 610**	**1 458**	**1 625**	**1 757**	**2 497**	**1 701**	**1 748**	**—**	**1 510**
		Dec-22	1 441	1 481	1 656	1 454	1 319	1 549	3 127	1 840	1 497	1 486	1 574
Operating free cash flow margin[3]	%	**Dec-23**	**30%**	**37%**	**16%**	**22%**	**15%**	**9%**	**(30)%**	**15%**	**11%**	**—%**	**21%**
		Dec-22	13%	19%	8%	18%	23%	12%	(82)%	—%	20%	100%	11%

**The Bambanani operation closed in June 2022.*

11 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

OPERATING RESULTS – SIX MONTHLY (US$/IMPERIAL) continued

			SOUTH AFRICA									
				SURFACE PRODUCTION								
		Six months ended	Mine Waste Solutions	Phoenix	Central plant reclamation	Savuka Tailings	Dumps[4]	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY
Ore milled/tailings processed	t'000	**Dec-23**	**12 595**	**3 339**	**2 198**	**2 205**	**2 166**	**868**	**23 371**	**26 591**	**1 869**	**28 460**
		Dec-22	13 290	3 487	2 228	2 152	2 277	739	24 173	27 511	2 196	29 707
Yield	oz/ton	**Dec-23**	**0.005**	**0.004**	**0.005**	**0.004**	**0.012**	**0.028**	**0.006**	**0.028**	**0.052**	**0.029**
		Dec-22	0.003	0.004	0.004	0.004	0.010	0.026	0.005	0.024	0.029	0.025
Gold produced	oz	**Dec-23**	**61 407**	**14 178**	**10 160**	**9 677**	**25 432**	**24 660**	**145 514**	**735 544**	**96 805**	**832 349**
		Dec-22	45 364	12 571	9 099	9 420	21 766	19 034	117 254	669 570	63 755	733 325
Gold sold	oz	**Dec-23**	**59 158**	**13 985**	**10 031**	**9 516**	**25 013**	**23 984**	**141 687**	**734 384**	**97 352**	**831 736**
		Dec-22	45 108	12 731	8 842	9 613	21 444	18 744	116 482	682 239	63 369	745 608
Gold price received	$/oz	**Dec-23**	**1 552**	**1 957**	**1 920**	**1 920**	**1 919**	**1 921**	**1 770**	**1 892**	**1 958**	**1 900**
		Dec-22	1 419	1 726	1 749	1 743	1 753	1 750	1 619	1 727	1 766	1 730
Gold revenue[1]	$'000	**Dec-23**	**101 296**	**27 370**	**19 258**	**18 269**	**48 011**	**46 068**	**260 272**	**1 399 272**	**190 624**	**1 589 896**
		Dec-22	74 874	21 979	15 467	16 752	37 599	32 803	199 474	1 189 080	111 890	1 300 970
Cash operating cost (net of by-product credits)	$'000	**Dec-23**	**55 115**	**14 445**	**9 659**	**9 707**	**36 079**	**28 230**	**153 235**	**924 398**	**67 189**	**991 587**
		Dec-22	53 373	14 621	9 429	8 926	39 324	25 324	150 997	903 835	69 119	972 954
Inventory movement	$'000	**Dec-23**	**(831)**	**(213)**	**(101)**	**(150)**	**(374)**	**(539)**	**(2 208)**	**921**	**1 156**	**2 077**
		Dec-22	(641)	95	(308)	166	(146)	(565)	(1 399)	14 890	463	15 353
Operating costs	$'000	**Dec-23**	**54 284**	**14 232**	**9 558**	**9 557**	**35 705**	**27 691**	**151 027**	**925 319**	**68 345**	**993 664**
		Dec-22	52 732	14 716	9 121	9 092	39 178	24 759	149 598	918 725	69 582	988 307
Production profit	$'000	**Dec-23**	**47 012**	**13 138**	**9 700**	**8 712**	**12 306**	**18 377**	**109 245**	**473 953**	**122 279**	**596 232**
		Dec-22	22 142	7 263	6 346	7 660	(1 579)	8 044	49 876	270 355	42 308	312 663
Capital expenditure[2]	$'000	**Dec-23**	**45 010**	**191**	**1 469**	**361**	**156**	**7 842**	**55 029**	**179 774**	**24 984**	**204 758**
		Dec-22	18 920	1 586	156	427	(56)	7 388	28 421	157 913	51 703	209 616
Cash operating costs	$/oz	**Dec-23**	**898**	**1 019**	**951**	**1 003**	**1 419**	**1 145**	**1 053**	**1 257**	**694**	**1 191**
		Dec-22	1 177	1 163	1 036	948	1 807	1 330	1 288	1 350	1 084	1 327
Cash operating costs	$/t	**Dec-23**	**4**	**4**	**4**	**4**	**17**	**33**	**7**	**35**	**36**	**35**
		Dec-22	4	4	4	4	17	34	6	33	31	33
Cash operating cost and Capital	$/oz	**Dec-23**	**1 631**	**1 032**	**1 095**	**1 040**	**1 425**	**1 463**	**1 431**	**1 501**	**952**	**1 437**
		Dec-22	1 594	1 289	1 053	993	1 804	1 719	1 530	1 586	1 895	1 613
All-in sustaining cost	$/oz	**Dec-23**	**1 011**	**1 046**	**1 107**	**1 042**	**1 434**	**1 522**	**1 184**	**1 447**	**1 072**	**1 403**
		Dec-22	1 286	1 283	1 059	990	1 824	1 760	1 419	1 546	2 162	1 598
Operating free cash flow margin[3]	%	**Dec-23**	**(9)%**	**47%**	**42%**	**45%**	**25%**	**22%**	**17%**	**21%**	**50%**	**24%**
		Dec-22	(13)%	26%	38%	44%	(4)%	1%	5%	10%	(4)%	9%

[1]Includes a non-cash consideration to Franco-Nevada (Dec-23: US$9.456m, Dec-22: US$10.877m), under Mine Waste Solutions excluded from the gold price calculation.

[2]Excludes capital expenditure related to renewables (Dec-23: US$0.76m, Dec-22: US$0m).

[3]Excludes run of mine costs for Kalgold (Dec-23: US$0.358m, Dec-22: US$0.081m) and Hidden Valley (Dec-23: -US$3.785m, Dec-22: US$4.951m).

[4]Comparative disclosures for the Dumps have been adjusted to account for the change in toll treatment arrangements subsequent to December 2022.

12 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

Harmony Gold Mining Company Limited | Interim results FY24 for the six-month period ended 31 December 202313 A member firm of Ernst & Young Global Limited. A full list of Directors is available at http://www.ey.com/za/en/home/contact-us_sa-directors Chief Executive: Ajen Sita EY 102 Rivonia Road Sandton Private Bag X14 Sandton 2146 Ernst & Young Incorporated Co. Reg. No. 2005/002308/21 Tel: +27 (0) 11 772 3000 Fax: +27 (0) 11 772 4000 Docex 123 Randburg ey.com INDEPENDENT AUDITOR’S REVIEW REPORT ON THE CONDENSED CONSOLIDTED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 TO THE SHAREHOLDERS OF HARMONY GOLD MINING COMPANY LIMITED We have reviewed the condensed consolidated interim financial statements of Harmony Gold Mining Company Limited (the Company), in the accompanying interim results report as at 31 December 2023 on pages 15 to 34, which comprise the condensed consolidated income statement and condensed consolidated statement of comprehensive income and the condensed consolidated statement of changes in equity for the six month period ending 31 December 2023, the condensed consolidated balance sheet and the condensed consolidated cash flow statement as at 31 December 2023, and selected explanatory notes. Directors’ Responsibility for the Condensed Consolidated Interim Financial Statements The directors are responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standard (IAS) 34, Interim Financial Reporting, the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error. Auditor’s Responsibility Our responsibility is to express a conclusion on these condensed consolidated interim financial statements. We conducted our review in accordance with the International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements. A review of condensed consolidated interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical and other review procedures, and evaluate the evidence obtained. The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these condensed consolidated interim financial statements.

EY
102 Rivonia Road
Sandton
Private Bag X14
Sandton
2146

Ernst & Young Incorporated
Co. Reg. No. 2005/002308/21
Tel: +27 (0) 11 772 3000
Fax: +27 (0) 11 772 4000
Docex 123 Randburg
ey.com

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Harmony Gold Mining Company Limited, in the accompanying interim results report for the six months ended 31 December 2023 are not prepared, in all material respects, in accordance with the International Financial Reporting Standards, (IAS) 34 *Interim Financial Reporting*, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Other matter - Prior period reviewed/audited by another auditor

The condensed consolidated interim financial statements of Harmony Gold Mining Company Limited for the six month period ended 31 December 2022, and the annual financial statements of Harmony Gold Mining Company Limited for the year ended 30 June 2023, were reviewed and audited respectively, by another auditor who expressed an unmodified conclusion and an unmodified opinion on those financial statements on 1 March 2023, and 25 November 2023, respectively.

DocuSigned by:
Ernst & Young Inc.
4142E0F39643455...

Ernst & Young Incorporated
Director - Fatima Norkie
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road, Sandton
Johannesburg, South Africa

28 February 2024

A member firm of Ernst & Young Global Limited.
A full list of Directors is available at http://www.ey.com/za/en/home/contact-us_sa-directors
Chief Executive: Ajen Sita

14 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

CONDENSED CONSOLIDATED INCOME STATEMENT (RAND)

Figures in million	Notes	Six months ended 31 December 2023 (Reviewed)	Six months ended 31 December 2022 (Reviewed)	Year ended 30 June 2023 (Audited)
Revenue	2	**31 415**	23 259	49 275
Cost of sales	3	**(22 793)**	(20 246)	(39 535)
Production costs		**(19 936)**	(17 844)	(34 866)
Amortisation and depreciation		**(2 381)**	(1 749)	(3 454)
Other items		**(476)**	(653)	(1 215)
Gross profit		**8 622**	3 013	9 740
Corporate, administration and other expenditure		**(697)**	(579)	(1 044)
Exploration expenditure	4	**(573)**	(158)	(506)
Gains/(losses) on derivatives	8	**353**	313	(194)
Foreign exchange translation gain/(loss)	10	**163**	30	(634)
Other operating income/(expenses)	4	**(299)**	42	(268)
Operating profit		**7 569**	2 661	7 094
Acquisition-related costs		**—**	(214)	(214)
Share of profits from associates		**36**	20	57
Investment income		**354**	307	663
Finance costs		**(443)**	(413)	(994)
Profit before taxation		**7 516**	2 361	6 606
Taxation	5	**(1 556)**	(500)	(1 723)
Current taxation		**(1 140)**	(238)	(643)
Deferred taxation		**(416)**	(262)	(1 080)
Net profit for the period		**5 960**	1 861	4 883
Attributable to:				
Non-controlling interest		**40**	22	63
Owners of the parent		**5 920**	1 839	4 820
Earnings per ordinary share (cents)	6			
Basic earnings		**956**	298	780
Diluted earnings		**953**	297	777

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated interim financial statements (condensed consolidated financial statements) for the six months ended 31 December 2023 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Michelle Kriel CA(SA). This process was supervised by the financial director, Boipelo Lekubo CA(SA) and approved by the board of Harmony Gold Mining Company Limited on 28 February 2024. These condensed consolidated financial statements have been reviewed by the group's external auditors, Ernst & Young Inc.

15 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (RAND)

Figures in million	Notes	Six months ended 31 December 2023 (Reviewed)	Six months ended 31 December 2022 (Reviewed)	Year ended 30 June 2023 (Audited)
Net profit for the period		**5 960**	1 861	4 883
Other comprehensive income for the period, net of income tax		**(439)**	(101)	(80)
Items that may be reclassified subsequently to profit or loss:		**(436)**	(121)	(110)
Foreign exchange translation gain/(loss)		**(664)**	235	1 123
Remeasurement of gold hedging contracts	8	**228**	(356)	(1 233)
Items that will not be reclassified to profit or loss		**(3)**	20	30
Total comprehensive income for the period		**5 521**	1 760	4 803
Attributable to:				
Non-controlling interest		**40**	22	63
Owners of the parent		**5 481**	1 738	4 740

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (RAND)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 (REVIEWED)

Figures in million	Share capital and premium	Retained earnings/ (Accumulated loss)	Other reserves	Non-controlling interest	Total
Balance – 1 July 2023	**32 934**	**(4 955)**	**6 778**	**123**	**34 880**
Share-based payments	**—**	**—**	**60**	**—**	**60**
Net profit for the period	**—**	**5 920**	**—**	**40**	**5 960**
Other comprehensive income for the period	**—**	**—**	**(439)**	**—**	**(439)**
Dividends paid[1]	**—**	**(465)**	**—**	**(21)**	**(486)**
Balance – 31 December 2023	**32 934**	**500**	**6 399**	**142**	**39 975**
Balance – 1 July 2022	32 934	(9 639)	6 744	78	30 117
Share-based payments	—	—	59	—	59
Net profit for the period	—	1 839	—	22	1 861
Other comprehensive income for the period	—	—	(101)	—	(101)
Dividends paid	—	(135)	—	(10)	(145)
Balance – 31 December 2022	32 934	(7 935)	6 702	90	31 791

[1] *On 16 October 2023, Harmony paid an ordinary dividend of 75 cents per share.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

16 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

CONDENSED CONSOLIDATED BALANCE SHEET (RAND)

Figures in million	Notes	At 31 December 2023 (Reviewed)	30 June 2023 (Audited)	31 December 2022 (Reviewed) Restated*
ASSETS				
Non-current assets				
Property, plant and equipment*	7	**42 506**	41 507	38 308
Intangible assets		**26**	33	40
Restricted cash and investments		**6 206**	6 121	5 935
Investments in associates		**120**	111	101
Deferred tax assets		**126**	189	178
Other non-current assets		**311**	332	342
Derivative financial assets	8	**273**	269	184
Total non-current assets		**49 568**	48 562	45 088
Current assets				
Inventories		**3 213**	3 265	2 744
Restricted cash and investments		**41**	41	34
Trade and other receivables*	9	**3 287**	2 395	2 327
Derivative financial assets	8	**241**	110	332
Cash and cash equivalents		**3 436**	2 867	2 195
Total current assets		**10 218**	8 678	7 632
Total assets		**59 786**	57 240	52 720
EQUITY AND LIABILITIES				
Share capital and reserves				
Attributable to equity holders of the parent company		**39 833**	34 757	31 701
Share capital and premium		**32 934**	32 934	32 934
Other reserves		**6 399**	6 778	6 702
Retained earnings/(Accumulated loss)		**500**	(4 955)	(7 935)
Non-controlling interest		**142**	123	90
Total equity		**39 975**	34 880	31 791
Non-current liabilities				
Deferred tax liabilities*	5	**2 775**	2 294	1 740
Provision for environmental rehabilitation		**5 600**	5 473	5 302
Other provisions		**605**	633	861
Borrowings	10	**3 348**	5 592	6 905
Contingent consideration liabilities	4	**729**	589	570
Other non-current liabilities		**291**	337	291
Derivative financial liabilities	8	**137**	470	—
Streaming contract liability	11	**—**	105	224
Total non-current liabilities		**13 485**	15 493	15 893
Current liabilities				
Other provisions		**24**	180	139
Borrowings	10	**14**	103	—
Trade and other payables		**5 161**	5 238	4 587
Contingent consideration liabilities		**108**	—	—
Derivative financial liabilities	8	**794**	1 061	13
Streaming contract liability	11	**225**	285	297
Total current liabilities		**6 326**	6 867	5 036
Total equity and liabilities		**59 786**	57 240	52 720

** Refer to note 18 for further information on the restatement of financial statement line items. The restated amounts are reviewed but not audited.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

17 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (RAND)

Figures in million	Notes	Six months ended 31 December 2023 (Reviewed)	Six months ended 31 December 2022 (Reviewed)	Year ended 30 June 2023 (Audited)
CASH FLOW FROM OPERATING ACTIVITIES				
Cash generated by operations	12	**8 264**	3 262	10 589
Dividends received		**27**	50	75
Interest received		**148**	58	165
Interest paid		**(330)**	(178)	(363)
Income and mining taxes paid		**(1 114)**	(127)	(518)
Cash generated from operating activities		**6 995**	3 065	9 948
CASH FLOW FROM INVESTING ACTIVITIES				
Increase in restricted cash and investments		**(12)**	(122)	(138)
Amounts refunded from restricted cash and investments		**120**	—	58
Acquisition of Eva Copper		**—**	(2 996)	(2 996)
ARM BBEE Trust loan repayment		**30**	46	74
Proceeds from disposal of property, plant and equipment		**2**	39	46
Additions to property, plant and equipment	12	**(3 868)**	(3 646)	(7 640)
Cash utilised by investing activities		**(3 728)**	(6 679)	(10 596)
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings raised	10	**300**	3 619	3 619
Borrowings repaid	10	**(2 427)**	(28)	(2 071)
Lease payments		**(131)**	(121)	(200)
Dividends paid		**(486)**	(145)	(154)
Cash generated/(utilised) by financing activities		**(2 744)**	3 325	1 194
Foreign currency translation adjustments		**46**	36	(127)
Net increase/(decrease) in cash and cash equivalents		**569**	(253)	419
Cash and cash equivalents – beginning of period		**2 867**	2 448	2 448
Cash and cash equivalents – end of period		**3 436**	2 195	2 867

The accompanying notes are an integral part of these condensed consolidated financial statements.

18 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 (RAND)

1. ACCOUNTING POLICIES

Basis of accounting

The condensed consolidated financial statements for the interim reporting period ended 31 December 2023 have been prepared in accordance with IAS 34 *Interim Financial Reporting,* the JSE Limited Listings Requirements and the requirements of the Companies Act no. 71 of 2008 of South Africa. The Listings Requirements require condensed financial statements to be prepared in accordance with the information required by Financial Pronouncements as issued by the Financial Reporting Standards Council and SAICA Financial Reporting Guides as issued by the Accounting Practices Committee. The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual financial statements for the year ended 30 June 2023. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. There were no new standards, amendments to standards or interpretations that became effective that had a material impact on the group's results or financial position.

Refer to note 18 for disclosure of the impact of the restatement on the December 2022 financial results, as a result of the finalisation of the fair value exercise of the Eva Copper acquisition on 30 June 2023.

The condensed consolidated financial statements have been prepared to the nearest million and rounding may cause differences.

The condensed consolidated financial statements have been prepared on a going concern basis.

2. REVENUE

Figures in million	Six months ended 31 December 2023 (Reviewed)	Six months ended 31 December 2022 (Reviewed)	Year ended 30 June 2023 (Audited)
Commodities			
Gold[1]	**29 942**	22 252	47 366
Silver[2]	**935**	428	1 021
Uranium[3]	**435**	81	304
	31 312	22 761	48 691
Toll treatment services[4]	**340**	—	430
Revenue from contracts with customers	**31 652**	22 761	48 691
Consideration from streaming contract[5]	**177**	189	338
Hedging gain/(loss)[6]	**(414)**	309	(184)
Total revenue[7]	**31 415**	23 259	49 275

[1] *Revenue from gold increased mainly due to the average spot gold price received, which increased by 21.8% to R1 157 394/kg from R950 190/kg in December 2022, together with an increase in gold sold from 23 418kg to 25 870kg.*

[2] *Silver is derived mainly from the Hidden Valley mine in Papua New Guinea. The increase is driven by kilograms produced and the average silver price. Production increased by 70.3% to 66 525kg from 39 065kg in December 2022, together with an increase in the average silver price of 26.0% to R14 144/kg from R11 230/kg.*

[3] *Uranium is derived from the Moab Khotsong operation. The increase is driven by kilograms produced and the average uranium price. Production increased by 37.1% to 139 715kg from 101 897kg in December 2022, together with an increase in the average uranium price of 44.7% to R2 717/kg from R1 877/kg.*

[4] *Relates to services rendered for the treatment of third-party gold-bearing material at certain metallurgical plants of the group in South Africa. Subsequent to December 2022, additional contracts were entered into, which increased the amounts recognised significantly. As a result, the service fees have been included as a separate revenue stream for the year ended 30 June 2023 and subsequent periods, with the associated costs included in Cost of Sales. The amount for the December 2022 period was not significant and therefore it has not been reclassified from other operating income/expenses where it was previously recognised, along with the associated costs.*

[5] *Relates to the recognition of non-cash consideration recognised as part of revenue for the Mine Waste Solutions streaming arrangement. Refer to note 11 for further information.*

[6] *Relates to the realised effective portion of the hedge-accounted gold derivatives. Refer to note 8 for further information.*

[7] *A geographical analysis of revenue is provided in the segment report.*

The points of transfer of control are as follows:

• Gold: South Africa (excluding streaming contract)	Gold is delivered and certificate of sale is issued.
• Gold and silver: Hidden Valley	Metal is collected from Hidden Valley and a confirmation of collection is sent to and accepted by the customer.
• Uranium	Confirmation of transfer is issued.
• Toll treatment services	As the gold-bearing material is treated and processed over time.
• Streaming contract	Gold is delivered and credited into the Franco-Nevada designated gold account.

19 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 (RAND)

3. COST OF SALES

Figures in million	Six months ended 31 December 2023 (Reviewed)	Six months ended 31 December 2022 (Reviewed)	Year ended 30 June 2023 (Audited)
Production costs – excluding royalty[1]	**19 313**	17 653	34 214
Royalty expense[2]	**623**	191	652
Amortisation and depreciation[3]	**2 381**	1 749	3 454
Rehabilitation expenditure	**53**	72	32
Care and maintenance cost of restructured shafts	**119**	93	227
Employment termination and restructuring costs[4]	**55**	478	597
Share-based payments	**27**	27	51
Toll treatment costs[5]	**225**	—	323
Other	**(3)**	(17)	(15)
Total cost of sales	**22 793**	20 246	39 535

[1] *Production costs increased during the December 2023 period, mainly due to above inflation increases on labour and electricity. Increased production-based bonuses also contributed to higher labour costs. Additionally, the stripping activities credit for the December 2023 period was R600 million lower compared to the December 2022 period. Mining in stage 7 moved into a higher-grade area and this significantly impacted the ratio of waste to ounce used in the calculation.*

[2] *The royalty tax increased due to a higher rate being applied due to higher profits, as well as the increased revenue base to which it is applied.*

[3] *The increase mainly relates to increased depreciation for Hidden Valley's stripping activities.*

[4] *The December 2022 amount related to the voluntary severance packages that were taken up following the closure of Bambanani and the restructuring of the Tshepong Operations. The voluntary severance package program was not extended and therefore resulted in a decrease for the six months ended 31 December 2023.*

[5] *Relates to costs associated with services rendered for the treatment of third-party gold-bearing material. Refer to note 2 for further detail.*

4. OTHER INCOME STATEMENT ITEMS

Exploration expenditure

Exploration expenditure increased by R415 million predominantly due to costs incurred for the updated feasibility study of the Eva Copper project.

Other operating income/(expenses)

The majority of the increase in other operating expenses is attributable to the remeasurement of the contingent consideration relating to Mponeng and Eva Copper (R103 million and R145 million respectively). Refer to note 13 for details on the assumptions used in the fair value measurement.

5. TAXATION

Current taxation

The increased current tax expense is mainly attributable to mining taxes recognised by Freegold (Harmony) (Pty) Ltd of R209 million (2022: Rnil), Golden Core Trade and Invest (Pty) Ltd (Golden Core) of R463 million (2022: Rnil) and Harmony Moab Khotsong Operations (Pty) Ltd (Moab Khotsong) of R280 million (2022: Rnil). The higher gold prices and gold sold led to increased taxable income for the entities for six months ended 31 December 2023. The current tax expense for the six months ended 31 December 2022 is mainly due to non-mining tax related to the gains on foreign exchange derivative contracts and translation.

Deferred taxation

The movement in the net deferred tax liabilities is mainly attributable to an increase in net taxable temporary differences for majority of the group's South African mining companies. The main contributors to the increases were as follows:

- The utilisation of assessed losses balances, resulted in a R64 million (2022: R58 million) increase in the net deferred tax liability and deferred tax expense.
- The utilisation of unredeemed capital expenditure in certain companies, resulted in a R47 million (2022: R53 million) increase in the net deferred tax liability and deferred tax expense.
- Increase in taxable temporary differences relating to property, plant and equipment of the group's operating companies resulting in an overall R234 million (2022: R146 million) increase in the net deferred tax liability and deferred tax expense.

20 Harmony Gold Mining Company Limited | Interim results FY24 for the six-month period ended 31 December 2023

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 (RAND)

6. EARNINGS PER ORDINARY SHARE

	Six months ended		Year ended
	31 December 2023 (Reviewed)	**31 December 2022 (Reviewed)**	**30 June 2023 (Audited)**
Weighted average number of shares (million)	**619**	617	618
Weighted average number of diluted shares (million)	**621**	620	620
Total earnings per share (cents):			
Basic earnings	**956**	298	780
Diluted earnings	**953**	297	777
Headline earnings	**956**	293	800
Diluted headline earnings	**953**	291	796

Reconciliation of headline earnings:

	Six months ended		Year ended
Figures in million	**31 December 2023 (Reviewed)**	**31 December 2022 (Reviewed)**	**30 June 2023 (Audited)**
Net profit for the period attributable to owners of the parent	**5 920**	1 839	4 820
Adjusted for:			
Profit on sale of property, plant and equipment	**(2)**	(39)	(46)
Taxation effect on profit on sale of property, plant and equipment	**1**	4	5
Loss on scrapping of property, plant and equipment	**—**	—	182
Taxation effect on loss on scrapping of property, plant and equipment	**—**	—	(20)
Headline earnings	**5 919**	1 804	4 941

7. PROPERTY, PLANT AND EQUIPMENT

Additions to property, plant and equipment

Refer to note 12 for capital expenditure and additions from stripping activities during the six months ended 31 December 2023.

Foreign exchange impact

The foreign exchange translation movement on property, plant and equipment from the consolidation of the group's foreign operations amounted to a decrease of R683 million for the six-month period ended 31 December 2023.

Depreciation of property, plant and equipment

Depreciation recognised on property, plant and equipment amounted to R2 374 million for the six-month period. Refer to note 3.

Impairment of property, plant and equipment

At 31 December 2023, management performed an assessment for potential indicators of impairment of assets as well as potential indications for reversal of previously recorded impairment losses in terms of IAS 36 *Impairment of Assets*. Specific circumstances surrounding each of the individual cash generating units (CGUs) were considered in this assessment in order to identify significant changes in the six months since the last impairment assessment was performed.

The Target, Kusasalethu and Masimong CGUs experienced operational issues during the six months ended 31 December 2023. These operational issues were considered to be indications of potential impairment and therefore an impairment assessment was performed for these CGUs.

Critical estimates and judgements

The recoverable amount of mining assets is determined utilising real discounted future cash flows. The real post-tax discount rate used for CGUs tested for impairment ranged between 11.9% and 12.9% (Dec 2022: 11.3% and 13.0%) as at 31 December 2023. No material difference in recoverable amounts is expected should future cash flows be discounted on a pre-tax basis.

21 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 (RAND)

7. PROPERTY, PLANT AND EQUIPMENT continued

Critical estimates and judgements continued

The gold prices applied to the life-of-mine plans of the CGUs tested for impairment are as follows:

	Six months ended		Year ended
	31 December 2023 (Reviewed)	31 December 2022 (Reviewed)	30 June 2023 (Audited)
Rand gold price (R/kg)			
Year 1	**1 159 000**	956 000	1 135 000
Year 2	**1 095 000**	914 000	1 034 000
Year 3	**1 000 000**	855 000	950 000
Long term (Year 4 onwards)	**930 000**	825 000	825 000

The recoverable amounts of the CGUs were determined on a fair value less cost to sell basis. This is a fair value measurement classified as level 3.

All key assumptions disclosed remained the same as at 30 June 2023 with the exception of gold prices and discount rates.

Results of impairment and reversal assessment

Based on the impairment tests performed, no impairments were recorded for the six-month period ended 31 December 2023.

Where CGUs had previously been impaired, management considered whether the impairment loss (or the contributors to the previously recognised impairment loss) no longer exists or might have decreased. Management considered general and specific factors for each CGU and concluded that although overall the gold price had improved from the time that the impairment losses had been recognised, the specific circumstances that led to the original impairments had not reversed. Furthermore, the service potential of the asset has not increased. Management therefore deemed it appropriate for no reversal of previously recognised impairment losses to be recorded for the six months ended 31 December 2023.

8. DERIVATIVE FINANCIAL INSTRUMENTS

Figures in million	Rand gold hedging contracts	US$ gold hedging contracts	US$ silver contracts	Foreign exchange contracts	Total
As at 31 December 2023 (Reviewed)					
Derivative financial assets	180	11	23	300	514
Non-current	136	5	4	128	273
Current	44	6	19	172	241
Derivative financial liabilities	(905)	(25)	—	(1)	(931)
Non-current	(121)	(16)	—	—	(137)
Current	(784)	(9)	—	(1)	(794)
Net derivative financial instruments	(725)	(14)	23	299	(417)
Unrealised losses included in other reserves, net of tax	(515)	(10)	—	—	(525)
Movements for the period ended 31 December 2023					
Realised losses included in revenue	(401)	(13)	—	—	(414)
Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	19	(76)	—	—	(57)
Gains/(losses) on derivatives	—	—	(9)	425	416
Day one loss amortisation	(58)	(5)	—	—	(63)
Total gains/(losses) on derivatives	(58)	(5)	(9)	425	353
Hedge effectiveness					
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	19	(76)	—	—	(57)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	(19)	76	—	—	57

22 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 (RAND)

8. DERIVATIVE FINANCIAL INSTRUMENTS continued

Figures in million	Rand gold hedging contracts	US$ gold hedging contracts	US$ silver contracts	Foreign exchange contracts	Total
As at 31 December 2022 (Reviewed)					
Derivative financial assets	124	15	13	364	516
Non-current	13	6	1	164	184
Current	111	9	12	200	332
Derivative financial liabilities	—	(13)	—	—	(13)
Non-current	—	—	—	—	—
Current	—	(13)	—	—	(13)
Net derivative financial instruments	124	2	13	364	503
Unrealised gains included in other reserves, net of tax	116	8	—	—	124
Movements for the period ended 31 December 2022					
Realised gains included in revenue	256	53	—	—	309
Unrealised losses on gold contracts recognised in other comprehensive income	(113)	(19)	—	—	(132)
Gains/(losses) on derivatives	—	—	(26)	359	333
Day one loss amortisation	(18)	(2)	—	—	(20)
Total gains/(losses) on derivatives	(18)	(2)	(26)	359	313
Hedge effectiveness					
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(113)	(19)	—	—	(132)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	113	19	—	—	132
As at 30 June 2023 (Audited)					
Derivative financial assets	179	67	44	89	379
Non-current	135	33	16	85	269
Current	44	34	28	4	110
Derivative financial liabilities	(1 291)	(19)	—	(221)	(1 531)
Non-current	(401)	—	—	(69)	(470)
Current	(890)	(19)	—	(152)	(1 061)
Net derivative financial instruments	(1 112)	48	44	(132)	(1 152)
Unrealised gains/(losses) included in other reserves, net of tax	(808)	55	—	—	(753)
Movements for the year ended 30 June 2023					
Realised gains/(losses) included in revenue	(209)	25	—	—	(184)
Unrealised losses on gold contracts recognised in other comprehensive income	(1 748)	(34)	—	—	(1 782)
Gains/(losses) on derivatives	—	—	21	(145)	(124)
Day one loss amortisation	(66)	(4)	—	—	(70)
Total gains/(losses) on derivatives	(66)	(4)	21	(145)	(194)
Hedge effectiveness					
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(1 748)	(34)	—	—	(1 782)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	1 748	34	—	—	1 782

23 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 (RAND)

8. DERIVATIVE FINANCIAL INSTRUMENTS continued

Reconciliation of the hedge reserve:

	Six months ended		Year ended
Figures in million	31 December 2023 (Reviewed)	31 December 2022 (Reviewed)	30 June 2023 (Audited)
Opening balance at beginning of the period	(753)	480	480
Remeasurement of gold hedging contracts	228	(356)	(1 233)
Unrealised loss on gold hedging contracts	(57)	(132)	(1 782)
Released to revenue	414	(309)	184
Foreign exchange translation	(1)	2	6
Deferred taxation thereon	(128)	83	359
Closing balance at end of the period	(525)	124	(753)

The following table shows the open position at the reporting date:

	FY2024		FY2025				FY2026		
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Total
Foreign exchange contracts									
Zero cost collars									
US$m	78	78	78	76	66	30	—	—	406
Average floor – R/US$	17.81	18.04	18.25	18.72	19.33	19.98	—	—	18.52
Average cap – R/US$	19.76	20.03	20.25	20.73	21.35	22.01	—	—	20.51
Forward contracts									
US$m	36	36	36	33	24	13	—	—	178
Average forward rate – R/US$	18.83	19.06	19.39	19.67	20.19	20.50	—	—	19.44
Commodity contracts									
Rand gold hedging contracts									
000 oz – cash flow hedge	78	78	78	78	72	72	68	34	558
Average R'000/kg	1 134	1 165	1 190	1 234	1 316	1 362	1 361	1 394	1 256
US$ gold hedging contracts									
000 oz – cash flow hedge	9	9	9	9	9	8	5	2	60
Average US$/oz	2 052	2 106	2 127	2 131	2 132	2 151	2 170	2 175	2 122
Total gold									
000 oz	87	87	87	87	81	80	73	36	618
US$ silver contracts									
000 oz	260	270	240	240	120	40	—	—	1 170
Average floor – US$/oz	24.53	24.54	24.67	24.93	25.59	25.86	—	—	24.80
Average cap – US$/oz	27.32	27.43	27.67	27.93	28.59	28.86	—	—	27.72

Refer to note 13 for details on the fair value measurements.

9. TRADE AND OTHER RECEIVABLES

The balance at 31 December 2023 increased by R892 million. This was mainly due to a R577 million increase in the gold debtor as a result of the timing of receipts and an increased average gold price received. A further increase of R247 million relates to the prepayments balance, primarily due to the annual insurance payment in October 2023.

24 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 (RAND)

10. BORROWINGS

Summary of facilities' terms

Figures in million	US$ term loan US dollar	US$ RCF US dollar	Rand RCF SA Rand	Green loan[1] SA Rand
Borrowings summary at 31 December 2023				
Original facility	100	300	2 500	1 500
Drawn down/loan balance	100	70	300	—
Undrawn committed borrowing facilities	N/A	230	2 200	1 500
Maturity	May 2026[2]	May 2026[2]	May 2026[2]	November 2028
Repayment	On maturity	On maturity	On maturity	Bi-annual[3]
Interest rate	SOFR + 2.85%	SOFR + 2.70%	JIBAR + 2.40%	JIBAR + 2.65%

[1] *This facility can only be drawn down for qualifying projects.*

[2] *A 12-month extension is available and has not been taken into account.*

[3] *Ten equal bi-annual instalments starting from June 2024 with the final instalment on maturity.*

Interest bearing borrowings

Figures in million	At 31 December 2023 (Reviewed)	30 June 2023 (Audited)	31 December 2022 (Reviewed)
Non-current borrowings			
R2.5 billion facility – sustainability linked	**283**	—	679
US$400 million facility – sustainability linked	**3 065**	5 592	6 226
Total non-current borrowings	**3 348**	5 592	6 905
Current borrowings			
R2.5 billion facility – sustainability linked	**1**	—	—
US$400 million facility – sustainability linked	**13**	103	—
Total current borrowings	**14**	103	—

The following repayments/draw downs were made during the December 2023 period:

- R2.5 billion facility – sustainability linked: R300 million draw down
- US$400 million facility – sustainability linked: R2 427 million (US$130 million) repayment.

The debt covenant tests for both the Rand and the US$ facilities are as follows:

- The group's interest cover ratio shall be more than five times (EBITDA[1]/Total Interest paid)
- Leverage[2] shall not be more than 2.5 times.

[1] *Earnings before interest, taxes, depreciation and amortisation (EBITDA) as defined in the agreement also excludes unusual items such as impairment and restructuring cost.*

[2] *Leverage is defined as total net debt to EBITDA.*

Loan covenants tests were performed for the loans for the period ended 31 December 2023 and no breaches were noted. For the December 2023 period, the group's interest cover ratio was 32.9 times (December 2022: 26.3 times) (June 2023: 26.0 times), while the group's leverage was 0.0 (December 2022: 0.6) (June 2023: 0.2). Management believes that it is very likely that the covenant requirements will be met in the foreseeable future given the current earnings and interest levels, as well as the net debt position.

Figures in million	Six months ended 31 December 2023 (Reviewed)	Six months ended 31 December 2022 (Reviewed)	Year ended 30 June 2023 (Audited)
Translation gain/(loss) on US$ facilities[1]	**113**	(119)	(820)
Rand/US$ exchange rate:			
Closing/spot	**18.28**	17.00	18.83
Average	**18.68**	17.32	17.76

[1] *The remainder of foreign exchange gain or loss included in profit or loss mainly relates to the translation of cash from a foreign currency to the functional currencies of the operating entities.*

25 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 (RAND)

11. STREAMING ARRANGEMENTS

Streaming arrangement with Franco-Nevada Barbados

Reconciliation of the ounces owed to Franco-Nevada Barbados:

Figures in ounces (oz)	At 31 December 2023 (Reviewed)	30 June 2023 (Audited)	31 December 2022 (Reviewed)
Balance at beginning of the period	**38 888**	61 157	61 157
Delivered	**(14 889)**	(22 269)	(11 275)
Balance at end of the period	**23 999**	38 888	49 882

The contract price receivable in US$/oz for each ounce of gold delivered during the period was as follows:

- 1 July 2023 – 16 December 2023: US$446/oz
- 17 December 2023 – 31 December 2023: US$451/oz.

Reconciliation of the streaming contract liability:

Figures in million	At 31 December 2023 (Reviewed)	30 June 2023 (Audited)	31 December 2022 (Reviewed)
Balance at beginning of the period	**390**	687	687
Finance costs related to significant financing component	**12**	41	23
Non-cash consideration for delivery of gold ounces (included in Revenue)	**(177)**	(338)	(189)
Balance at end of the period	**225**	390	521
– Current	**225**	285	297
– Non-current	**—**	105	224

12. ADDITIONAL CASH FLOW DISCLOSURES

The increase in cash generated by operations is mainly due to an increase in revenue. Refer to note 2 for further detail.

Additions to property, plant and equipment

Figures in million	Six months ended 31 December 2023 (Reviewed)	Six months ended 31 December 2022 (Reviewed)	Year ended 30 June 2023 (Audited)
Additions due to capital expenditure	**3 599**	2 777	6 126
Additions due to stripping activities	**269**	869	1 514
Total additions to property, plant and equipment	**3 868**	3 646	7 640

26 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 (RAND)

13. FINANCIAL RISK MANAGEMENT ACTIVITIES

Foreign exchange risk

Harmony's revenues are sensitive to the R/US$ exchange rate as majority of revenues are denominated in US$. A weakening of the Rand will increase the reported revenue total; conversely a strengthening will decrease it.

Harmony maintains a foreign currency derivative programme to manage foreign exchange risk. The limit currently set by the Board is 25% of the group's foreign exchange risk exposure for a period of 24 months. The audit and risk committee reviews the details of the programme quarterly. Refer to note 8 and the fair value determination section below for further detail on these contracts.

The Rand strengthened during the six months ended 31 December 2023, from R18.83/US$1 on 30 June 2023 to close at R18.28/US$1 on 31 December 2023 (31 December 2022: R17.00/US$1). The strengthening of the Rand resulted in the average locked-in rates being higher than the exchange rate at 31 December 2023 which had a positive impact on the contracts that matured during the period as well as those that were outstanding as at 31 December 2023. The stronger value of the Rand also had a positive impact on the translation of the US$ debt facilities at 31 December 2023. Refer to note 10 for detail.

The Kina weakened from a closing rate of PGK2.38/A$1 on 30 June 2023 to PGK2.58/A$1 on 31 December 2023 (31 December 2022: PGK2.40/A$1). This impacted the translation of balances from Kina to Australian dollar on consolidation as well as the average rate at which income statement items were translated at. When translated into Rand, these changes resulted in a foreign exchange translation loss of R664 million for 31 December 2023.

R/US$ and R/A$ exchange rates traded in the following ranges:

	Six months ended	
	31 December 2023 (Reviewed)	**31 December 2022 (Reviewed)**
R/US$ foreign exchange rate range for the period	**17.54 – 19.51**	16.17 – 18.41
R/A$ foreign exchange rate range for the period	**11.71 – 12.72**	11.19 – 12.03

Commodity price sensitivity

The profitability of the group's operations, and the cash flows generated by those operations, are mainly affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony enters into derivative contracts to manage the variability in cash flows from the group's production, in order to create cash certainty and protect the group against lower commodity prices. The general limit for gold hedging currently set by the Board is 20% for a 24-month period. The limit set by the Board is 50% of silver exposure over a 24-month period. The audit and risk committee reviews the details of the programme quarterly. Refer to note 8 and the fair value determination section below for further detail on these contracts.

An increase in the price of gold in US$ terms resulted in the average locked-in gold forward prices being lower than the gold spot price which had a negative impact on the contracts that matured during the period as well as those that were outstanding as at 31 December 2023.

Gold traded in the following ranges:

	Six months ended	
	31 December 2023 (Reviewed)	**31 December 2022 (Reviewed)**
Gold price range in US$/oz for the period	**1 820 – 2 077**	1 622 – 1 824

Interest rate risk

With inflation rates easing and economies recovering, central banks have kept interest rates unchanged over the six months ended 31 December 2023. The stable interest rates coupled with a reduction in borrowings has had a positive impact on Harmony's cost of borrowings. The group has therefore not entered into interest rate swap agreements as the interest rate risk continues to be assessed as low. The audit and risk committee reviews the group's risk exposure quarterly.

Credit risk

Financial instruments which are subject to credit risk are restricted cash and investments, derivative financial instruments and cash and cash equivalents, all of which are invested with financial institutions that meet the group's policy requirements for credit quality, as well as trade and other receivables (excluding non-financial instruments). In assessing the creditworthiness of local institutions, management uses the national scale long-term ratings.

The national scale investment grade rating of the South African banks used by the group remains high at AA+, and in line with the group's credit risk policy. An assessment of the expected credit losses (ECLs) for the financial assets measured at amortised cost for all reporting periods resulted in an immaterial amount for each instrument. The credit rating of the group's Australian counterparts remained at A+, yielding an immaterial ECL as well.

Management will continue to review the underlying strength of the South African economy as well as the creditworthiness of the financial institutions and make any changes deemed necessary to safeguard the assets and reduce the credit risk.

27 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 (RAND)

13. FINANCIAL RISK MANAGEMENT ACTIVITIES continued

Capital risk management

The group made repayments of R2 427 million over the six months ended 31 December 2023. It remains the group's objective to adhere to a conservative approach to debt and maintain low levels of gearing.

Net debt is as follows:

	At		
Figures in million	31 December 2023 (Reviewed)	30 June 2023 (Audited)	31 December 2022 (Reviewed)
Cash and cash equivalents	**3 436**	2 867	2 195
Borrowings	**(3 362)**	(5 695)	(6 905)
Net cash/(debt)	**74**	(2 828)	(4 710)

Fair value determination

The fair value levels of hierarchy are as follows:

Level 1: Quoted prices (unadjusted) in active markets

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly (that is, as prices) or indirectly (that is, derived from other prices)

Level 3: Inputs for the asset that are not based on observable market data (that is, unobservable inputs).

		At		
Figures in million	Fair value hierarchy level	31 December 2023 (Reviewed)	30 June 2023 (Audited)	31 December 2022 (Reviewed)
Fair value through other comprehensive income				
Other non-current assets (a)	Level 3	**70**	78	75
Restricted cash and investments (b)	Level 1	**319**	305	313
Fair value through profit or loss				
Restricted cash and investments (b)	Level 2	**1 644**	1 705	1 489
Derivative financial assets (c)	Level 2	**514**	379	516
Derivative financial liabilities (c)	Level 2	**(931)**	(1 531)	(13)
Loan to ARM BBEE Trust (d)	Level 3	**80**	101	119
Contingent consideration liabilities (e)	Level 3	**(837)**	(589)	(570)

(a) The majority of the balance relates to the equity investment in Rand Mutual Assurance. The fair value of the investment was estimated with reference to an independent valuation. A combination of the "Embedded Valuation" and "Net Asset Value" techniques were applied to revalue the investment at reporting dates. In evaluating the group's share of the business, common practice marketability and minority discounts as well as additional specific risk discounts were applied. There are no inputs to the valuation that a reasonably possible change would result in a material change in the fair value of the investment.

(b) The majority of the level 2 valued assets are directly derived from the Top 40 index on the JSE, and are discounted at market interest rates. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The level 1 valued assets comprise of listed equity securities designated as fair value through other comprehensive income instruments. The remaining balance of the environmental trust funds is carried at amortised cost and therefore not disclosed here.

(c) The mark-to-market remeasurement of the derivative contracts was determined as follows:

- Foreign exchange contracts comprise of zero cost collars and FECs: The zero cost collars were valued using a Black-Scholes valuation technique derived from spot Rand/US$ exchange rate inputs, implied volatilities on the Rand/US$ exchange rate, Rand/US$ inter-bank interest rates and discounted at a market interest rate (zero-coupon interest rate curve). The value of the FECs is derived from the forward Rand/US$ exchange rate and discounted at a market interest rate (zero-coupon interest rate curve).
- Rand gold contracts (forward sale contracts): Spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at a market interest rate.
- US$ gold contracts (forward sale contracts): Spot US$ gold price, differential between the US interest rate and gold lease interest rate, discounted at a market interest rate.
- Silver contracts (zero cost collars): A Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates, discounted at a market interest rate.

28 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 (RAND)

13. FINANCIAL RISK MANAGEMENT ACTIVITIES continued

Fair value determination continued

(d) At 31 December 2023, the fair value movement was calculated using a discounted cash flow model, taking into account forecasted dividend payments over the estimated repayment period of the loan at a rate of 12.7% (31 December 2022: 11.5%) (30 June 2023: 12.7%). A 105 basis point change (31 December 2022: 21 basis point change) (30 June 2023: 37 basis point change) in the discount rate, which would represent a reasonably possible change based on expected movements in lending rates, would not cause a material change in the fair value of the loan. The loan balance forms part of other non-current assets in the balance sheet. In the six-month period ended 31 December 2023, a repayment of R30 million (31 December 2022: R46 million) (30 June 2023: R74 million) was received. Refer to the cash flow statement.

(e) Contingent consideration liabilities consist of the following:

- Mponeng operation

  As part of the acquisition of the Mponeng operation and related assets, it was agreed that the purchase price would comprise contingent consideration based on the following criteria:

  (a) US$260/oz payable on all underground production from the Mponeng, Savuka and Tau Tona mines in excess of 250 000 ounces per calendar year for six years, commencing 1 January 2021; and

  (b) US$20/oz payable on underground production from the Mponeng, Savuka and Tau Tona mines sourced from levels developed in the future below the current infrastructure.

  The contingent consideration was determined using the expected gold production profile for Mponeng. At 31 December 2023, the liability was valued at R506 million (31 December 2022: R570 million) (30 June 2023: R404 million) by using a discounted cash flow valuation method at a post-tax real rate of 10.0% (31 December 2022: 10.1%) (30 June 2023: 9.6%). Should the expected gold production profile increase by 9.8% or decrease by 9.8%, the contingent consideration liability would increase by R495 million (31 December 2022: R288 million at 7.6%) (30 June 2023: R411 million at 9.8%) or decrease by R358 million (31 December 2022: R218 million at 7.6%) (30 June 2023: R314 million at 9.8%) respectively. This represents reasonably expected changes which were determined based on the standard deviation of previous years' production of the Mponeng operation. No other reasonable expected changes in key unobservable inputs would have caused a material change in the fair value of the liability. The remeasurement of the liability has been included in other operating income/(expenses).

- Eva Copper

  The consideration for Eva Copper includes contingent consideration valued at R331 million (31 December 2022: R169 million) (30 June 2023: R185 million) by using a probability weighted method for the new resource payment and a discounted cash flow valuation for the excess payment, both discounted at a post-tax nominal rate of 11.9% (31 December 2022: 12.9%) (30 June 2023: 12.9%). A long-term copper price of US$3.84/lbs (31 December 2022: US$3.50/lbs) (30 June 2023: US$3.50/lbs) was applied in the valuation. A 11.1% change in the long-term copper price, which would represent a reasonably possible change based on the standard deviation of market analysts long-term forecasts of the copper price, would not cause a material change in the fair value of the contingent consideration. The remeasurement of the liability has been included in other operating income/(expenses).

Reconciliation of the contingent consideration liabilities:

	At		
Figures in million	**31 December 2023 (Reviewed)**	**30 June 2023 (Audited)**	**31 December 2022 (Reviewed)**
Balance at beginning of the period	**589**	356	356
Acquisitions	**—**	169	169
Remeasurement of contingent consideration	**248**	64	45
Balance at end of the period	**837**	589	570

The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values. This includes restricted cash and investments carried at amortised cost. The carrying values of borrowings fairly approximates their fair values, as these values do not differ materially due to the interest payable on the borrowings being set at market-related floating interest rates.

29 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 (RAND)

14. COMMITMENTS AND CONTINGENCIES

	At		
Figures in million	**31 December 2023 (Reviewed)**	**30 June 2023 (Audited)**	**31 December 2022 (Reviewed)**
Capital expenditure commitments			
Contracts for capital expenditure	**1 896**	2 053	2 228
Authorised by the directors but not contracted for	**6 674**	8 525	5 234
Total capital commitments	**8 570**	10 578	7 462

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liabilities

There were no significant changes during the six-month period ended 31 December 2023. For detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2023.

15. RELATED PARTIES

The following directors and prescribed officers owned shares in Harmony. The balance of shares held is attributable to shares held privately and in terms of the minimum shareholding requirement as set out in our remuneration policy:

	Number of shares		
Name of director/prescribed officer	**31 December 2023 (Reviewed)**	**30 June 2023 (Audited)**	**31 December 2022 (Reviewed)**
PW Steenkamp (Executive director)	**612 436**	598 513	698 513
BP Lekubo (Executive director)	**52 918**	24 753	34 992
HE Mashego (Executive director)	**59 553**	28 975	32 975
A Buthelezi (Prescribed officer)	**13 390**	—	—
BB Nel (Prescribed officer)	**79 706**	54 195	128 626
MP van der Walt (Prescribed officer)	**47 092**	66 870	123 149
JJ van Heerden (Prescribed officer)	**74 065**	42 310	54 600
M Naidoo-Vermaak (Prescribed officer)[1]	**n/a**	7 966	7 966

[1] *Resigned as prescribed officer effective 31 December 2023.*

16. SEGMENT REPORT

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM).

The segment report follows on page 33.

30 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 (RAND)

17. RECONCILIATION OF SEGMENT INFORMATION

Figures in million	Six months ended 31 December 2023 (Reviewed)	Six months ended 31 December 2022 (Reviewed)	Year ended 30 June 2023 (Audited)
Reconciliation of production profit to gross profit/(loss)			
Revenue per segment report	**29 705**	22 750	47 520
– Revenue per income statement	**31 415**	23 259	49 275
– Other metal sales treated as by-product credits in the segment report	**(1 370)**	(509)	(1 325)
– Toll treatment services[1]	**(340)**	—	(430)
Production costs per segment report	**(18 566)**	(17 335)	(33 541)
– Production costs per income statement	**(19 936)**	(17 844)	(34 866)
– Other metal sales treated as by-product credits in the segment report	**1 370**	509	1 325
Production profit per segment report	**11 139**	5 415	13 979
Revenue not included in segments	**340**	—	430
Amortisation and depreciation	**(2 381)**	(1 749)	(3 454)
Toll treatment costs[1]	**(225)**	—	(323)
Other cost of sales items	**(251)**	(653)	(892)
Gross profit as per income statement[2]	**8 622**	3 013	9 740

[1] *Refer to note 2 for more detail.*

[2] *The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.*

Figures in million	At 31 December 2023 (Reviewed)	At 30 June 2023 (Audited)	At 31 December 2022 (Reviewed) Restated*
Reconciliation of total segment assets to consolidated property, plant and equipment			
Property, plant and equipment not allocated to a segment			
Mining assets (a)	**1 069**	1 080	920
Undeveloped property (b)*	**7 357**	7 384	7 112
Other non-mining assets	**504**	516	555
Assets under construction (c)	**1 967**	2 118	1 915
Total	**10 897**	11 098	10 502

* *Refer to note 18 for further information on the restatement of financial statement line items. The restated amounts are reviewed but not audited.*

(a) These balances relate to Wafi-Golpu assets and assets that provide services to several segments, such as Harmony One Plant.

(b) Undeveloped properties comprise of the Target North, Eva Copper and Wafi-Golpu's undeveloped properties.

(c) Assets under construction consist of the Wafi-Golpu assets.

31 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 (RAND)

18. RESTATEMENT OF DECEMBER 2022 FINANCIAL RESULTS

Following the acquisition of Eva Copper, the fair value exercise of the acquisition which had previously been prepared on a provisional basis at 31 December 2022 was finalised as at 30 June 2023.

The measurement period adjustments do not have an impact on the income statement, statement of changes in equity or cash flow statement. The reconciliation of segment information has also been restated (refer to note 17). No other disclosure within the financial statements was affected.

The measurement period adjustments impacted the financial statement line items as follows:

Condensed consolidated balance sheet

	As at 31 December 2022		
Figures in million	**Previously reported**	**Adjustments**	**Restated**
Non-current assets			
Property, plant and equipment	38 928	(620)	38 308
Total non-current assets	45 708	(620)	45 088
Current assets			
Trade and other receivables	2 332	(5)	2 327
Total current assets	7 637	(5)	7 632
Total assets	53 345	(625)	52 720
Non-current liabilities			
Deferred tax liabilities	2 365	(625)	1 740
Total non-current liabilities	16 518	(625)	15 893
Total equity and liabilities	53 345	(625)	52 720

19. SUBSEQUENT EVENTS

(a) On 31 January 2024, Harmony's shareholders approved the following transactions at an extraordinary general meeting:

(i) The issue of 2 466 103 no-par value convertible preference shares to the Harmony Community Trust. Upon issue, these preference shares would constitute treasury shares, since the Harmony Community Trust is consolidated as part of the Harmony group.

(ii) The issue of 12 651 525 no-par value ordinary shares to the new Harmony ESOP trust for the benefit of eligible employees, as part of a new employee share option plan. The valuation of the share options will be performed once the the grant date has taken place. The options are expected to vest after completion of a five-year service period by the respective employees.

The approval of these transactions constitutes a non-adjusting subsequent event.

(b) On 22 February 2024, Harmony's board of directors approved a project which is expected to extend the life-of-mine of the Mponeng operation from seven years to 20 years with expected capital expenditure of R7.9 billion. The project is expected to commence in FY25. Harmony currently has a contingent consideration agreement in place with AngloGold Ashanti (AGA), originating from Harmony's acquisition of the Mponeng operation and related assets during the 2021 financial year. The contingent consideration agreement stipulates that US$20 per ounce is payable from underground production from the Mponeng, Savuka and Tau Tona mines sourced from levels developed below the current infrastructure. Future production from the Mponeng life-of-mine extension project would originate predominantly from below current infrastructure and would therefore warrant the payment of US$20 per ounce to AGA, on this qualifying production. Based on currently available information, this would lead to an estimated increase in the contingent consideration liability of R296 million. This estimate is subject to change going forward, as production achieved in future periods may differ from current forecasts. The approval of the project constitutes a non-adjusting subsequent event.

(c) On 28 February 2024, an interim dividend of 147 SA cents was declared, payable on 15 April 2024.

32 Harmony Gold Mining Company Limited | Interim results FY24 for the six-month period ended 31 December 2023

SEGMENT REPORT (RAND/METRIC)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 (REVIEWED)

	Revenue[2] 31 December		Production cost 31 December		Production profit/(loss) 31 December		Segment assets 31 December		Capital expenditure[#] 31 December		Kilograms produced* 31 December		Tonnes milled* 31 December	
	2023	2022	**2023**	2022	**2023**	2022	**2023**	2022**	**2023**	2022	**2023**	2022	**2023**	2022
	R million		R million		R million		R million		R million		kg		t'000	
South Africa Underground														
Moab Khotsong	**4 146**	3 222	**2 347**	2 328	**1 799**	894	**5 501**	4 687	**608**	544	**3 546**	3 158	**443**	472
Mponeng	**5 275**	3 447	**2 987**	2 471	**2 288**	976	**4 730**	4 584	**408**	380	**4 499**	3 473	**435**	435
Tshepong North	**2 043**	1 767	**1 427**	1 370	**616**	397	**2 364**	2 170	**257**	276	**1 812**	1 784	**384**	409
Tshepong South	**2 032**	1 758	**1 287**	1 217	**745**	541	**2 173**	1 916	**254**	239	**1 802**	1 784	**248**	269
Doornkop	**2 259**	2 330	**1 631**	1 515	**628**	815	**3 777**	3 419	**344**	350	**1 889**	2 338	**433**	451
Joel	**1 078**	1 031	**848**	795	**230**	236	**1 345**	1 288	**109**	120	**957**	1 043	**208**	230
Target 1	**1 076**	667	**1 177**	1 002	**(101)**	(335)	**1 824**	1 607	**214**	204	**934**	684	**236**	195
Kusasalethu	**2 283**	1 818	**1 840**	1 750	**443**	68	**595**	712	**116**	110	**1 948**	1 822	**286**	331
Masimong	**1 089**	1 081	**922**	857	**167**	224	**14**	21	**20**	20	**965**	1 093	**246**	235
Bambanani[1]	**—**	18	**—**	16	**—**	2	**—**	—	**—**	—	**—**	—	**—**	—
Surface														
Mine Waste Solutions	**1 893**	1 297	**1 014**	913	**879**	384	**2 893**	1 272	**841**	328	**1 910**	1 411	**11 422**	12 052
All other surface operations	**2 969**	2 376	**1 809**	1 896	**1 160**	480	**1 332**	1 194	**188**	164	**2 616**	2 236	**9 772**	9 870
Total South Africa	**26 143**	20 812	**17 289**	16 130	**8 854**	4 682	**26 548**	22 870	**3 359**	2 735	**22 878**	20 826	**24 113**	24 949
International														
Hidden Valley	**3 562**	1 938	**1 277**	1 205	**2 285**	733	**5 061**	4 936	**467**	895	**3 011**	1 983	**1 695**	1 992
Total international	**3 562**	1 938	**1 277**	1 205	**2 285**	733	**5 061**	4 936	**467**	895	**3 011**	1 983	**1 695**	1 992
Total operations	**29 705**	22 750	**18 566**	17 335	**11 139**	5 415	**31 609**	27 806	**3 826**	3 630	**25 889**	22 809	**25 808**	26 941
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 17)**	**1 710**	509	**1 370**	509	**340**	—	**10 897**	10 502	**—**	—	**—**	—	**—**	—
	31 415	23 259	**19 936**	17 844	**11 479**	5 415	**42 506**	38 308	**3 826**	3 630	**25 889**	22 809	**25 808**	26 941

[#] *Capital expenditure excludes expenditure of R42 million (2022: R12 million) which is not attributable to segments.*

* *Production statistics are unaudited and not reviewed.*

** *Refer to note 18 for further information on the restatement of financial statement line items. The restated amounts are reviewed but not audited.*

[1] *The Bambanani operation closed during June 2022. The transactions in the 2023 year relate to the inventory at 30 June 2022.*

[2] *Segment revenue consists of revenue from the sale of gold, realised gains or losses of the hedge-accounted gold derivatives and, for Mine Waste Solutions, the non-cash consideration of the streaming arrangement.*

33 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

SEGMENT REPORT (RAND/METRIC) continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 (REVIEWED) continued

	Revenue[2] 30 June 2023 R million	Production cost 30 June 2023 R million	Production profit/(loss) 30 June 2023 R million	Segment assets 30 June 2023 R million	Capital expenditure[#] 30 June 2023 R million	Kilograms produced* 30 June 2023 kg	Tonnes milled* 30 June 2023 t'000
South Africa							
Underground							
Moab Khotsong	7 036	4 515	2 521	5 125	1 167	6 668	920
Mponeng	7 845	4 997	2 848	4 630	704	7 449	884
Tshepong North	3 530	2 701	829	2 226	553	3 354	795
Tshepong South	3 607	2 395	1 212	2 043	514	3 431	506
Doornkop	4 384	3 009	1 375	3 624	716	4 213	898
Joel	2 044	1 616	428	1 306	231	1 947	435
Target 1	1 308	2 009	(701)	1 745	428	1 275	365
Kusasalethu	3 621	3 343	278	634	253	3 460	567
Masimong	2 053	1 724	329	16	47	1 961	470
Bambanani[1]	18	16	2	—	—	—	—
Surface							
Mine Waste Solutions	2 689	1 809	880	2 060	932	2 804	23 067
All other surface operations	4 945	3 371	1 574	1 234	316	4 719	19 382
Total South Africa	43 080	31 505	11 575	24 643	5 861	41 281	48 289
International							
Hidden Valley	4 440	2 036	2 404	5 766	1 737	4 370	3 846
Total international	4 440	2 036	2 404	5 766	1 737	4 370	3 846
Total operations	47 520	33 541	13 979	30 409	7 598	45 651	52 135
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 17)	1 755	1 325	430	26 831	—	—	—
	49 275	34 866	14 409	57 240	7 598	45 651	52 135

Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of R41 million.

* *Production statistics are unaudited and not reviewed.*

1 *The Bambanani operation closed during June 2022. The transactions in the 2023 year relate to the inventory at 30 June 2022.*

2 *Segment revenue consists of revenue from the sale of gold, realised gains or losses of the hedge-accounted gold derivatives and, for Mine Waste Solutions, the non-cash consideration of the streaming arrangement.*

34 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

CONDENSED CONSOLIDATED INCOME STATEMENT (US$)

(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	Six months ended 31 December 2023	Six months ended 31 December 2022	Year ended 30 June 2023
Revenue	**1 681**	1 343	2 774
Cost of sales	**(1 219)**	(1 169)	(2 225)
Production costs	**(1 067)**	(1 030)	(1 963)
Amortisation and depreciation	**(127)**	(101)	(194)
Other items	**(25)**	(38)	(68)
Gross profit	**462**	174	549
Corporate, administration and other expenditure	**(37)**	(33)	(59)
Exploration expenditure	**(31)**	(9)	(28)
Gains/(losses) on derivatives	**19**	18	(11)
Foreign exchange translation gain/(loss)	**9**	2	(36)
Other operating income/(expenses)	**(16)**	2	(15)
Operating profit	**406**	154	400
Acquisition-related costs	**—**	(12)	(12)
Share of profits from associates	**2**	1	3
Investment income	**19**	18	37
Finance costs	**(24)**	(24)	(56)
Profit before taxation	**403**	137	372
Taxation	**(83)**	(29)	(97)
Current taxation	**(61)**	(14)	(36)
Deferred taxation	**(22)**	(15)	(61)
Net profit for the period	**320**	108	275
Attributable to:			
Non-controlling interest	**2**	1	4
Owners of the parent	**318**	107	271
Earnings per ordinary share (cents)			
Basic earnings	**51**	17	44
Diluted earnings	**51**	17	44

The currency conversion average rates for the six months ended 31 December 2023: US$1 = R18.68 (31 December 2022: US$1 = R17.32) (30 June 2023 US$1 = R17.76).

Note on convenience translations

The requirements of IAS 21 *The Effects of the Changes in Foreign Exchange Rates* have not necessarily been applied in the translation of the US Dollar financial statements presented on page 35 to 40.

35 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (US$)

(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	Six months ended 31 December 2023	Six months ended 31 December 2022	Year ended 30 June 2023
Net profit for the period	**320**	108	275
Other comprehensive income for the period, net of income tax	**(24)**	(6)	(5)
Items that may be reclassified subsequently to profit or loss:	**(24)**	(7)	(6)
Foreign exchange translation gain/(loss)	**(36)**	14	63
Remeasurement of gold hedging contracts	**12**	(21)	(69)
Items that will not be reclassified to profit or loss	**—**	1	1
Total comprehensive income for the period	**296**	102	270
Attributable to:			
Non-controlling interest	**2**	1	3
Owners of the parent	**294**	101	267

The currency conversion average rates for the six months ended 31 December 2023: US$1 = R18.68 (31 December 2022: US$1 = R17.32) (30 June 2023 US$1 = R17.76).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	Share capital	Retained earnings/ (Accumulated loss)	Other reserves	Non-controlling interest	Total
Balance – 1 July 2023	**1 801**	**(272)**	**371**	**6**	**1 906**
Share-based payments	**—**	**—**	**3**	**—**	**3**
Net profit for the period	**—**	**324**	**—**	**2**	**326**
Other comprehensive income for the period	**—**	**—**	**(24)**	**—**	**(24)**
Dividend paid	**—**	**(25)**	**—**	**—**	**(25)**
Balance – 31 December 2023	**1 801**	**27**	**350**	**8**	**2 186**
Balance – 1 July 2022	1 937	(567)	397	4	1 771
Share-based payments	—	—	3	—	3
Net profit for the period	—	108	—	1	109
Other comprehensive income for the period	—	—	(6)	—	(6)
Dividend paid	—	(8)	—	—	(8)
Balance – 31 December 2022	1 937	(467)	394	5	1 869

The currency conversion closing rates for the six months ended 31 December 2023: US$1 = R18.28 (31 December 2022: US$1 = R17.00).

36 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

CONDENSED CONSOLIDATED BALANCE SHEET (US$)

(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	At 31 December 2023	30 June 2023	31 December 2022
ASSETS			
Non-current assets			
Property, plant and equipment	**2 325**	2 204	2 253
Intangible assets	**1**	2	2
Restricted cash and investments	**339**	325	349
Investments in associates	**7**	6	6
Deferred tax assets	**7**	10	10
Other non-current assets	**17**	18	20
Derivative financial assets	**15**	14	11
Total non-current assets	**2 711**	2 579	2 651
Current assets			
Inventories	**176**	173	161
Restricted cash and investments	**2**	2	2
Trade and other receivables	**180**	127	137
Derivative financial assets	**13**	6	20
Cash and cash equivalents	**188**	152	129
Total current assets	**559**	460	449
Total assets	**3 270**	3 039	3 100
EQUITY AND LIABILITIES			
Share capital and reserves			
Attributable to equity holders of the parent company	**2 178**	1 846	1 864
Share capital	**1 801**	1 749	1 937
Other reserves	**350**	360	394
Retained earnings/(Accumulated loss)	**27**	(263)	(467)
Non-controlling interest	**8**	7	5
Total equity	**2 186**	1 853	1 869
Non-current liabilities			
Deferred tax liabilities	**152**	122	102
Provision for environmental rehabilitation	**306**	291	312
Other provisions	**33**	34	51
Borrowings	**183**	297	406
Contingent consideration liabilities	**40**	31	34
Other non-current liabilities	**16**	18	17
Derivative financial liabilities	**7**	25	—
Streaming contract liability	**—**	6	13
Total non-current liabilities	**737**	824	935
Current liabilities			
Other provisions	**1**	10	8
Borrowings	**1**	5	—
Trade and other payables	**284**	276	270
Contingent consideration liabilities	**6**	—	—
Derivative financial liabilities	**43**	56	1
Streaming contract liability	**12**	15	17
Total current liabilities	**347**	362	296
Total equity and liabilities	**3 270**	3 039	3 100

The balance sheet for 31 December 2023 converted at a conversion rate of US$1 = R18.28 (30 June 2023: US$1 = R18.83) (31 December 2022: US$1 = R17.00).

37 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (US$)

(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	Six months ended 31 December 2023	Six months ended 31 December 2022	Year ended 30 June 2023
CASH FLOW FROM OPERATING ACTIVITIES			
Cash generated by operations	**442**	188	596
Dividends received	**1**	3	4
Interest received	**8**	3	9
Interest paid	**(18)**	(10)	(20)
Income and mining taxes paid	**(60)**	(7)	(29)
Cash generated from operating activities	**373**	177	560
CASH FLOW FROM INVESTING ACTIVITIES			
Increase in restricted cash and investments	**(1)**	(7)	(8)
Amounts refunded from restricted cash and investments	**6**	—	3
Acquisition of Eva Copper	**—**	(170)	(170)
ARM BBEE Trust loan repayment	**2**	3	4
Proceeds from disposal of property, plant and equipment	**—**	2	3
Additions to property, plant and equipment	**(207)**	(211)	(430)
Cash utilised by investing activities	**(200)**	(383)	(598)
CASH FLOW FROM FINANCING ACTIVITIES			
Borrowings raised	**16**	209	204
Borrowings repaid	**(130)**	(2)	(117)
Lease payments	**(7)**	(7)	(9)
Dividends paid	**(26)**	(8)	(11)
Cash generated/(utilised) by financing activities	**(147)**	192	67
Foreign currency translation adjustments	**10**	(7)	(27)
Net increase/(decrease) in cash and cash equivalents	**36**	(21)	2
Cash and cash equivalents – beginning of period	**152**	150	150
Cash and cash equivalents – end of period	**188**	129	152

The currency conversion average rates for the six months ended 31 December 2023: US$1 = R18.68 (31 December 2022: US$1 = R17.32) (30 June 2023: US$1 = R17.76). The closing balance translated at closing rate of 31 December 2023: US$1 = R18.28 (30 June 2023: US$1 = R18.83) (31 December 2022: US$1: = R17.00).

38 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

SEGMENT REPORT (US$/IMPERIAL)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Revenue[2] 31 December		Production cost 31 December		Production profit/(loss) 31 December		Segment assets 31 December		Capital expenditure[#] 31 December		Ounces produced 31 December		Tons milled 31 December	
	2023	2022	**2023**	2022	**2023**	2022	**2023**	2022	**2023**	2022	**2023**	2022	**2023**	2022
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000	
South Africa Underground														
Moab Khotsong	**222**	186	**126**	134	**96**	52	**301**	276	**33**	32	**114 006**	101 532	**488**	521
Mponeng	**282**	199	**160**	143	**122**	56	**259**	270	**22**	22	**144 646**	111 659	**480**	480
Tshepong North	**109**	102	**76**	79	**33**	23	**129**	128	**14**	16	**58 257**	57 357	**423**	451
Tshepong South	**109**	102	**69**	70	**40**	32	**119**	112	**14**	14	**57 935**	57 357	**273**	296
Doornkop	**121**	135	**87**	88	**34**	47	**207**	201	**18**	20	**60 732**	75 168	**478**	497
Joel	**57**	60	**45**	46	**12**	14	**74**	76	**6**	7	**30 769**	33 533	**229**	254
Target 1	**58**	38	**63**	58	**(5)**	(20)	**100**	95	**11**	12	**30 029**	21 991	**261**	215
Kusasalethu	**122**	105	**98**	101	**24**	4	**33**	42	**6**	6	**62 630**	58 579	**316**	365
Masimong	**58**	62	**49**	49	**9**	13	**1**	1	**1**	1	**31 026**	35 140	**272**	259
Bambanani[1]	**—**	1	**—**	1	**—**	—	**—**	—	**—**	—	**—**	—	**—**	—
Surface														
Mine Waste Solutions	**101**	75	**54**	53	**47**	22	**158**	75	**45**	19	**61 407**	45 364	**12 595**	13 290
All other surface operations	**160**	137	**98**	109	**62**	28	**73**	71	**10**	9	**84 107**	71 890	**10 776**	10 883
Total South Africa	**1 399**	1 202	**925**	931	**474**	271	**1 452**	1 347	**180**	158	**735 544**	669 570	**26 591**	27 511
International														
Hidden Valley	**190**	112	**68**	70	**122**	42	**277**	290	**25**	52	**96 805**	63 755	**1 869**	2 196
Total international	**190**	112	**68**	70	**122**	42	**277**	290	**25**	52	**96 805**	63 755	**1 869**	2 196
Total operations	**1 589**	1 314	**993**	1 001	**596**	313	**1 729**	1 637	**205**	210	**832 349**	733 325	**28 460**	29 707

[#] *Capital expenditure excludes expenditure of US$2 million (2022: US$1 million) which is not attributable to segments.*

[1] *The Bambanani operation closed during June 2022. The transactions in the 2023 year relate to the inventory at 30 June 2022.*

[2] *Segment revenue consists of revenue from the sale of gold, realised gains or losses of the hedge-accounted gold derivatives and, for Mine Waste Solutions, the non-cash consideration of the streaming arrangement.*

39 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

SEGMENT REPORT (US$/IMPERIAL) continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2023 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED) continued

	Revenue[2] 30 June 2023 US$ million	Production cost 30 June 2023 US$ million	Production profit/(loss) 30 June 2023 US$ million	Segment assets 30 June 2023 US$ million	Capital expenditure[#] 30 June 2023 US$ million	Ounces produced* 30 June 2023 oz	Tons milled* 30 June 2023 t'000
South Africa							
Underground							
Moab Khotsong	396	254	142	272	66	214 381	1 015
Mponeng	442	281	161	246	40	239 490	975
Tshepong North1	199	152	47	118	31	107 834	876
Tshepong South1	203	135	68	109	29	110 310	557
Doornkop	247	169	78	192	40	135 451	990
Joel	115	91	24	69	13	62 598	481
Target 1	74	113	(39)	93	24	40 992	402
Kusasalethu	204	188	16	34	14	111 242	626
Masimong	116	97	19	1	3	63 047	519
Bambanani[1]	1	1	—	—	—	—	—
Surface							
Mine Waste Solutions	151	102	49	109	52	90 150	25 437
All other surface operations	277	191	86	66	18	151 722	21 373
Total South Africa	2 425	1 774	651	1 309	330	1 327 217	53 251
International							
Hidden Valley	250	115	135	306	98	140 498	4 240
Total international	250	115	135	306	98	140 498	4 240
Total operations	2 675	1 889	786	1 615	428	1 467 715	57 491

Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu and Eva Copper of US$2 million.

* *Production statistics are unaudited and not reviewed.*

1 *The Bambanani operation closed during June 2022. The transactions in the 2023 year relate to the inventory at 30 June 2022.*

2 *Segment revenue consists of revenue from the sale of gold, realised gains or losses of the hedge-accounted gold derivatives and, for Mine Waste Solutions, the non-cash consideration of the streaming arrangement.*

40 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

DEVELOPMENT RESULTS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2023

METRIC

	Reef meters	Sampled meters	CHANNEL Width (cm's)	CHANNEL Value (g/t)	CHANNEL Gold (cmg/t)
Tshepong North					
Basal	355	356	9.39	137.08	1287
B Reef	275	272	114.39	39.87	4 560
All Reefs	**630**	**628**	**54.86**	**49.30**	**2 705**
Tshepong South					
Basal	361	348	45.01	45.46	2046
B Reef	150	154	153.75	2.40	369
All Reefs	**511**	**502**	**78.37**	**19.54**	**1 532**
Doornkop					
South Reef	811	693	73.89	10.33	763
All Reefs	**811**	**693**	**73.89**	**10.33**	**763**
Kusasalethu					
VCR Reef	153	156	36.68	17.27	634
All Reefs	**153**	**156**	**36.68**	**17.27**	**634**
Target 1					
Elsburg/Dryerskuil	—	—	—	—	—
All Reefs	**—**	**—**	**—**	**—**	**—**
Masimong 5					
Basal	351	294	95.76	9.60	920
B Reef*	314	327	96.40	11.42	1 101
All Reefs	**665**	**621**	**96.10**	**10.57**	**1 015**
Joel					
Beatrix	479	435	126.64	9.04	1 144
All Reefs	**479**	**435**	**126.64**	**9.04**	**1 144**
Moab Khotsong					
Vaal Reef	630	502	128.13	14.47	1 854
C Reef	73	34	48.59	15.63	760
All Reefs	**703**	**536**	**123.08**	**14.50**	**1 785**
Mponeng					
VCR	588	614	77.43	59.54	4 611
Carbon Leader	114	86	72.00	42.89	3 088
All Reefs	**702**	**700**	**76.77**	**57.62**	**4 424**

	Reef meters	Sampled meters	CHANNEL Width (cm's)	CHANNEL Value (g/t)	CHANNEL Gold (cmg/t)
Total Harmony					
Basal	1 068	998	47.25	30.55	1 443
Beatrix	479	435	126.64	9.04	1 144
B Reef	738	753	114.63	19.20	2 201
Elsburg / Dryerskuil	—	—	—	—	—
Vaal Reef	630	502	128.13	14.47	1 854
South Reef	811	693	73.89	10.33	763
VCR	741	770	69.18	55.00	3 805
Carbon Leader	114	86	72.00	42.89	3 088
C Reef	73	34	48.59	15.63	760
All Reefs	**4 654**	**4 271**	**85.51**	**22.66**	**1 938**

Rounding of numbers may result in slight computational discrepancies.
** B Reef drive metres not included in linear reef metres.*

41 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

DEVELOPMENT RESULTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2023

IMPERIAL

	Reef feet	Sampled feet	CHANNEL Width (inch)	CHANNEL Value (oz/t)	CHANNEL Gold (in.oz/t)
Tshepong North					
Basal	1 166	1 168	4.00	3.70	15
B Reef	902	892	45.00	1.16	52
All Reefs	**2 068**	**2 060**	**22.00**	**1.41**	**31**
Tshepong South					
Basal	1 184	1 142	18.00	1.31	23
B Reef	491	505	61.00	0.07	4
All Reefs	**1 675**	**1 647**	**31.00**	**0.57**	**18**
Doornkop					
South Reef	2 661	2 274	29.00	0.30	9
All Reefs	**2 661**	**2 274**	**29.00**	**0.30**	**9**
Kusasalethu					
VCR Reef	502	512	14.00	0.52	7
All Reefs	**502**	**512**	**14.00**	**0.52**	**7**
Target 1					
Elsburg/Dryerskuil	—	—	—	—	—
All Reefs	**—**	**—**	**—**	**—**	**—**
Masimong 5					
Basal	1 152	965	38.00	0.28	11
B Reef*	1 029	1 073	38.00	0.33	13
All Reefs	**2 181**	**2 038**	**38.00**	**0.31**	**12**
Joel					
Beatrix	1 572	1 427	50.00	0.26	13
All Reefs	**1 572**	**1 427**	**50.00**	**0.26**	**13**
Moab Khotsong					
Vaal Reef	2 067	1 647	50.00	0.43	21
C Reef	239	112	19.00	0.46	9
All Reefs	**2 306**	**1 759**	**48.00**	**0.43**	**20**
Mponeng					
VCR	1 930	2 014	30.00	1.76	53
Carbon Leader	373	282	28.00	1.27	35
All Reefs	**2 303**	**2 296**	**30.00**	**1.69**	**51**

	Reef feet	Sampled feet	CHANNEL Width (inch)	CHANNEL Value (oz/t)	CHANNEL Gold (in.oz/t)
Total Harmony					
Basal	3 503	3 274	19.00	0.87	17
Beatrix	1 572	1 427	50.00	0.26	13
B Reef	2 422	2 470	45.00	0.56	25
Elsburg / Dryerskuil	—	—	—	—	—
Vaal Reef	2 067	1 647	50.00	0.43	21
South Reef	2 661	2 274	29.00	0.30	9
VCR	2 432	2 526	27.00	1.62	44
Carbon Leader	373	282	28.00	1.27	35
C Reef	239	112	19.00	0.46	9
All Reefs	**15 269**	**14 012**	**34.00**	**0.65**	**22**

Rounding of numbers may result in slight computational discrepancies.
** B Reef drive metres not included in linear reef metres.*

42 **Harmony Gold Mining Company Limited** | Interim results FY24 for the six-month period ended **31 December 2023**

43 Harmony Gold Mining Company Limited | Interim results FY24 for the six-month period ended 31 December 2023 Harmony Gold Mining Company Limited’s statement of Mineral Resources and Mineral Reserves as at 30 June 2023 is produced in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC). It should be noted that the Mineral Resources are reported inclusive of the Mineral Reserves. No material change to Mineral Resources and Mineral Reserves has taken place since the disclosure made as at 30 June 2023. In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility as competent person for the compilation and reporting of Mineral Resources and Mineral Reserves at their operations. In Papua New Guinea and Australia, competent persons are appointed for the Mineral Resources and Mineral Reserves for specific projects and operations. The Mineral Resources and Mineral Reserves in this report are based on information compiled by the following competent persons: Mineral Resources and Mineral Reserves of South Africa: Theo van Dyk, BSc (Hons), Pr.Sci.Nat, MGSSA, has 25 years relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the Geological Society of South Africa (GSSA). Theo van Dyk Physical address: Postal address: Randfontein Office Park Corner of Main Reef Road and Ward Avenue Randfontein South Africa PO Box 2 Randfontein 1760 South Africa Mineral Resources and Mineral Reserves of Papua New Guinea and Australia: Gregory Job, BSc (Geo), MSc (Min Econ), F AusIMM, has 35 years relevant experience and is a Fellow of the Australian Institute of Mining and Metallurgy (AusIMM) South East Asia. Greg Job Physical address: Postal address: Level 2, 189 Coronation Drive Milton, Queensland 4064 Australia PO Box 1562 Milton, Queensland 4064 Australia Both these competent persons, who are full-time employees of Harmony, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. COMPETENT PERSON'S DECLARATION HARMONY GOLD MINING COMPANY LIMITED Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06 CORPORATE OFFICE Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za DIRECTORS Dr PT Motsepe* (chairman), KT Nondumo*^ (deputy chairman), Dr M Msimang*^ (lead independent director), PW Steenkamp (chief executive officer), BP Lekubo (financial director), Dr HE Mashego (executive director) B Nqwababa*^, VP Pillay*^, MJ Prinsloo*^, GR Sibiya*^, PL Turner*^, JL Wetton*^ * Non-executive ^ Independent COMPANY SECRETARY SS Mohatla E-mail queries: companysecretariat@harmony.co.za Telephone: +27 11 411 2359 INVESTOR RELATIONS E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 6073 or +27 82 746 4120 DIRECTORATE AND ADMINISTRATION TRANSFER SECRETARIES JSE Investor Services (Proprietary) Limited (Registration number 2000/007239/07) 19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein PO Box 4844, Johannesburg, 2000, South Africa E-mail: info@jseinvestorservices.co.za Telephone: +27 86 154 6572 Fax: +27 86 674 4381 AMERICAN DEPOSITARY RECEIPTS American Depositary Receipts Deutsche Bank Trust Company Americas c/o Equiniti Trust Company LLC, Peck Slip Station, PO Box 2050, New York, NY10271-2050 Email: db@astfinancial.com Toll free (within US): (886) 249 2593 Int: +1 718 921 8137 Fax: +1 718 921 8334 SPONSOR JP Morgan Equities South Africa Proprietary Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503 TRADING SYMBOLS ISIN: ZAE000015228 HARMONY’S ANNUAL REPORTS Harmony’s Integrated Annual Report, and its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2023, are available on our website (www.harmony.co.za/invest).

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Harmony Gold Mining Company Limited Date: February 28, 2024 By: /s/ Boipelo Lekubo Name: Boipelo Lekubo Title: Financial Director